     PLATINUM GROUP METALS (RSA) (Pty) LIMITED REPUBLIC OF SOUTH AFRICA REGISTERED COMPANY

REGISTRATION NUMBER: 2000/025984/07

A WHOLLY OWNED SUBSIDIARY

OF

PLATINUM GROUP METALS LIMITED

TORONTO LISTED COMPANY TSX – PTM; OTCBB: PTMQF

INFERRED RESOURCE DECLARATION

War Springs (Oorlogsfontein 45KS), Northern Limb Platinum Property

     Limpopo Province, Republic of South Africa

C Muller, PrSciNat External QP

War Springs : 240 14’ S, 290 02’ E

To be submitted in compliance with Canadian National Instrument 43-101

10 November, 2005

ITEM 1 (CONTINUED)

IMPORTANT NOTICE

This report includes Inferred Resources that have not been sufficiently drilled to enable it to be categorized as Reserves. Until there is additional drilling to upgrade the Inferred Resource to an Indicated Resources, there can be no certainty that the economics of the project will be realized.

US Investors Cautionary Note: "Inferred Resources" - While this term is recognized and required by Canadian regulations the US Securities and Exchange Commission does not recognize it. Inferred Resources have a great amount of uncertainty as to their existence and great uncertainly as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Mineral Resources may not form the basis of feasibility or pre-feasibility studies except in rare cases. US Investors are cautioned not to assume that part or all of an Inferred Resource exists or is economically mineable.

The TSX Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management. There can be no assurance that any of the assumptions in this report will be supported by a Feasibility Study or will come to pass. Data is incomplete and considerable additional work will be required to complete further evaluation including but not limited to drilling, engineering and socio-economic studies and investment. No firm quotes for costs have been received. The legal right to mine the project discussed has not been confirmed or applied for and the process for such application is new in South Africa and untested. The potential capital cost of the project is beyond the current means of Platinum Group Metals Ltd and there can be no assurance that financing for further work will be available.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330. The Company may access safe harbor rules.

The US Securities and Exchange Commission does not recognize the reporting of Inferred Resources. These resources are reported under Canadian National

Instrument 43-101 and have a great amount of uncertainty and risk as to their existence and economic and legal feasibility. It can not be assumed that all or any part of Inferred resources will ever be upgraded to a higher category. Under Canadian Rules estimates of Inferred Mineral Resources may not form the sole basis of feasibility studies or pre-feasibility studies. US INVESTORS ARE CAUTIONED NOT TO ASSUME THAT PART OR ALL OF AN INFERRED RESOURCE EXISTS, OR ARE ECONOMICALLY MINABLE.

SALIENT FEATURES – PRELIMINARY ASSESMENT

Inferred Resource Base:

						Metal Content
	Cut-Off	Tonnage	Ni	Cu	2PGE+Au	Ni	Cu	2PGE+Au	2PGE+Au
	Ni%	t	%	%	g/t	t	t	g	Moz
B-REEF	0.00	14,158,971	0.18	0.16	0.82	26,155	22,214	11,585,557	0.372
	0.05	14,157,303	0.18	0.16	0.82	26,154	22,213	11,585,070	0.372
	0.08	14,001,011	0.19	0.16	0.82	26,048	22,156	11,526,055	0.371
	0.10	13,087,078	0.19	0.17	0.85	25,227	21,623	11,096,727	0.357
	0.15	8,770,814	0.23	0.20	0.96	19,749	17,609	8,457,189	0.272
	0.20	4,712,072	0.27	0.24	1.19	12,722	11,329	5,601,368	0.180
	0.25	2,406,134	0.32	0.29	1.56	7,594	6,922	3,762,663	0.121
C-REEF	0.00	18,909,978	0.08	0.07	1.22	14,714	12,946	23,030,393	0.740
	0.05	15,243,031	0.09	0.07	1.24	13,233	11,152	18,333,964	0.589
	0.08	8,617,361	0.11	0.08	1.28	9,100	7,004	10,723,933	0.345
	0.10	3,966,543	0.13	0.10	1.32	5,087	3,872	4,906,195	0.158
	0.15	669,313	0.18	0.14	1.43	1,185	904	831,463	0.027
	0.20	104,404	0.23	0.17	1.53	238	182	130,278	0.004
	0.25	16,352	0.28	0.21	1.64	46	35	20,499	0.001
TOTAL	0.00	33,068,948	0.12	0.11	1.05	40,869	35,159	34,615,950	1.113
	0.05	29,400,334	0.13	0.11	1.02	39,387	33,366	29,919,033	0.962
	0.08	22,618,372	0.16	0.13	0.98	35,148	29,160	22,249,988	0.715
	0.10	17,053,621	0.18	0.15	0.94	30,314	25,495	16,002,921	0.515
	0.15	9,440,127	0.22	0.20	0.98	20,934	18,513	9,288,653	0.299
	0.20	4,816,476	0.27	0.24	1.19	12,959	11,510	5,731,645	0.184
	0.25	2,422,486	0.32	0.29	1.56	7,639	6,957	3,783,162	0.122

The results of the resource calculation performed during October 2005 has an Inferred Resource of 29.6 Mt at an average grade of 1.03 g/t 2PGE+Au and thus a metal content of 980 000 ounces for the B and C Reefs combined (optimized at a break-even GMV cut-off). The total Ni and Cu metal content for the two reefs combined is 39492 tonnes Ni and 33649 tonnes Cu.

QUALIFIED PERSONS

External and Independent Qualified Person (External QP):

Mr Charles J. Muller (BSc (Hons)) Pr Sci Nat (Reg. No. 400201/04)
Global Geo Services (Pty) Limited
PO Box 9026
CENTURION
Gauteng
Republic of South Africa
+27 11 965 6264
+27 83 230 8332

Internal and NOT Independent Qualified Person (Internal QP):

Willie J Visser (BSc (Hons)) Pr Sci Nat (Reg. No. 400279/04)
Platinum Group Metals RSA (Pty) Ltd
Sherwood House
Greenacres Office Park
Corner of Tana and Rustenburg Roads
Victory Park
Johannesburg
Republic of South Africa
+27 82 657 7679
+27 11 782 2186

Parent and Canadian Resident Company:

PLATINUM GROUP METALS LIMITED
Suite 328
550 Burrard Street
Vancouver, BC
Canada V6C 2B5
091 604 899 5450
info@platinumgroupmetals.net
www.platinumgroupmetals.net

Qualified Project Geologist

Daniël F Grobler (PhD (Geology))
Platinum Group Metals RSA (Pty) Ltd
36 Schoeman Street
Mokopane
Republic of South Africa
+27 83 462 6182
+27 15 491 7720

ITEM 2: CONTENTS

ITEM 2: CONTENTS

5

ITEM 3: SUMMARY

11

3a Property Description and Location

11

3b Ownership

11

3c Geology and Mineralization

11

3d Exploration Status and Concept

12

3e Development and Operations

12

3f Status and Recommendations

13

ITEM 4: INTRODUCTION AND TERMS OF REFERENCE

13

4a Terms of Reference

13

4b Purpose of Report

14

4c Sources of Information

14

4d Extent of Field Involvement of QP

14

ITEM 5: DISCLAIMER

15

ITEM 6: PROPERTY DESCRIPTIONS AND LOCATION

15

6a Area

15

6b Location

15

6c Licence Numbers (RSA reference is Prospecting Permit or Prospecting Right)

15

6d Obligations

16

6e Survey

16

6f Location of Mineralised Zones

17

6g Royalties

17

6h Environmental liabilities

18

6i Permits Required

18

ITEM 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

18

7a Topography, elevation and vegetation

18

7b Access to the Property

19

7c Population Centres and Nature of Transport

19

7d Climate

19

7e Surface rights for mining, power, water and waste disposal areas.

19

ITEM 8: HISTORY

20

8a&b Prior Ownership and Previous Owners’ Exploration

20

8c Historical Mineral Resource and Reserve estimates

20

ITEM 9: GEOLOGICAL SETTING

20

9a Bushveld Igneous Complex Geology

20

9b Local Geology

21

9c Geology of the Property

22

ITEM 10: DEPOSIT TYPES

25

10a Mineral Deposit Type

25

10b Geological Model

26

ITEM 11: MINERALIZATION

26

11a Description of Mineralised zones

27

11b Surrounding Rock Types and Geological Controls

29

ITEM 12: EXPLORATION

33

12a Results of Surveys and Investigations

33

12b Interpretation of the Survey

35

12c Persons responsible for survey (Field Observations)

37

12d Reliability of the Survey (Field Observations) Data

38

ITEM 13: DRILLING

38

ITEM 14: SAMPLING METHOD AND APPROACH

39

14a Sampling Method

39

14b Accuracy and reliability of results

40

14c Sample Quality

40

14d Sampling Interval

40

14e Mineralized Intersections

41

ITEM 15: SAMPLE PREPARATION, ANALYSES AND SECURITY

41

15a Security – Chain of custody

41

15b Sample Preparation

43

15c Quality Control Measures

43

15d Adequacy of sampling

44

ITEM 16: DATA VERIFICATION

44

16a Quality Control Measures and Data Verification Procedures

44

16b Data Verification

45

16c Quality Control

45

ITEM 17: ADJACENT PROPERTIES

46

17a Platinum Mines and Projects on the Northern Bushveld

46

17b Anglo Platinum (Annual Report 2004)

47

17c Ivanhoe Nickel and Platinum Ltd (African Minerals Ltd).

48

17d Caledonia Mining Corporation Ltd (Annual Report 2004)

49

17e Validation Statement

49

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING

50

ITEM 19: MINERAL RESOURCE ESTIMATES

50

19(a) Standard Reserve and Resource Reporting System

50

19(b) Comment on Reserves and Resources Subsets

50

19(c) Comment on Indicated Resource Subset

50

19(d) Relationship of the QP to the Issuer

51

19(e) Detailed Mineral Resource Tabulation

51

19(f) Key Assumptions, Parameters and Methods of Resource Calculation:

53

19(g) Description of Potential Impact of the Reserve and Resource Declaration

61

19(h) Technical Parameters Effecting the Reserve and Resource Declaration which includes Mining, Metallurgy and Infrastructure

61

19(i) Rules Applicable to the Reserve and Resource Declaration (NI 43-101)

62

19(j) Table showing the Quality, Quantity and Grade of the Multi-element Precious Metal Declaration

62

19(k) Metal Splits for the Multi-element Precious Metal Declaration

62

ITEM 20: OTHER RELEVANT DATA AND INFORMATION

62

20a Mineral Laws of the Republic of South Africa

62

20b Minerals Act of 1991

63

20c The Mineral and Petroleum Resources Development Act of 2002

64

20d Vision Statement by South African Government

64

20e Objectives of the New Legislation

64

20f Highlights of Mineral and Petroleum Resources Development Act

64

20g The Mining Charter Scorecard

65

20h Mineral and Petroleum Royalty Bill

65

20i Other Significant Legislation

66

20j Other Legal Issues

66

ITEM 21: INTERPRETATION AND CONCLUSIONS 66 ITEM 22: RECOMMENDATIONS 68 ITEM 23: REFERENCES 70 ITEM 24: DATE

72

ITEM 25: ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES.

72

ITEM 26: ILLUSTRATIONS

72

LIST OF DIAGRAMS
Diagram 1	Bushveld Igneous Complex (BIC) general locality plan
Diagram 2	Northern Limb of the BIC regional geology
Diagram 3	War Springs property – General Geology
Diagram 4	War Springs property – Topo-Cadastral information
Diagram 5.1	Aeromagnetic image of southern part of the Northern Limb
Diagram 5.2	War Springs property – Detailed Aeromagnetic image
Diagram 5.3	War Springs property – Aeromagnetic Interpretation map
Diagram 6.1	War Springs property – Geology overlain on aeromagnetic image
Diagram 6.2	War Springs property – Schematic Stratigraphic Section
Diagram 6.3	War Springs – Long Section 1000E – Lithologies
Diagram 6.4	War Springs – Long Section 1200E – Lithologies
Diagram 6.5	War Springs – Long Section 1000E – Magnetic Susceptibility data
Diagram 6.6	War Springs – Long Section 1200E – Magnetic Susceptibility data
Diagram 6.7	War Springs – Cross Section 10 000S
Diagram 6.8	War Springs – Cross Section 10 250S
Diagram 6.9	War Springs – Cross Section 10 500S
Diagram 6.10	War Springs – Cross Section 10 600S
Diagram 6.11	War Springs – Cross Section 10 750S
Diagram 6.12	War Springs – Cross Section 10 900S
Diagram 6.13	War Springs – Cross Section 11 000S
Diagram 6.14	War Springs – Cross Section 11 250S
Diagram 6.15	War Springs – Cross Section 11 500S
Diagram 6.16	War Springs – Cross Section 12 000S
Diagram 7.1	War Springs – Pt Soil Anomalies (2005 Survey)
Diagram 7.2	War Springs – Pd Soil Anomalies (2005 Survey)
Diagram 7.3	War Springs – Ni Soil Anomalies (2005 Survey)
Diagram 7.4	War Springs – Cu Soil Anomalies (2005 Survey)
Diagram 7.5	War Springs – Cr Soil Anomalies (2005 Survey)
Diagram 7.6	War Springs – Mg Soil Anomalies (2005 Survey)
Diagram 8.1	War Springs – Harker Variation Diagrams
Diagram 8.2	War Springs – Geochemical Ratio Plots
Diagram 9	Grade Tonnage Curve for the B and C Reefs
Diagram 10	A Reef – 2PGE+Au (g/t) Plot
Diagram 11	A Reef – Ni % Plot
Diagram 12	A Reef – Cu % Plot
Diagram 13	B Reef – 2PGE+Au (g/t) Plot
Diagram 14	B Reef – Ni% Plot
Diagram 15	B Reef – Cu % Plot
Diagram 16	C Reef – 2PGE+Au (g/t) Plot

Diagram 17	C Reef – Ni% Plot
Diagram 18	C reef – Cu % Plot

LIST OF TABLES
Table 1	War Springs – Mineralised Intersections
Table 2	War Springs – Phase 1 Drilling
Table 3	War Springs – Failed Standards within Mineralised
Intersections
Table 4	War Springs – Drilling Costs – Phase 2
Table 5	War Springs – Sampling Costs – Phase 2
Table 6	Inferred Mineral Resource
Table 7	Data used for Resource Estimation
Table 8	Descriptive statistics for 2PGE+Au (g/t) (1m composite)
Table 9	Descriptive statistics for Ni % (1m composite)
Table 10	Descriptive statistics for Cu % (1m composite)
Table 11	Descriptive statistics for Reef Width
Table 12	Correlation matrices of the different metals within the reef (1m composite data)

Table 13	Variogram Parameters

APPENDICES

Appendix 1	Detailed Mineralised Intersections (including GMV’s)
Appendix 2	Geochemical Variation Paramaters calculated for War Springs
Appendix 3	QA&QC 2 Standard Deviation Graphs for various standards
utilized
Appendix 4	Histograms and Normal Probability Plots

ITEM 3: SUMMARY

3a Property Description and Location

The War Springs property is located within the Northern Limb of the Bushveld Igneous Complex (BIC) in the Republic of South Africa near the town of Mokopane (previously known as Potgietersrus). The property is approximately 250 km north of Johannesburg and is easily accessible by roads and major highways (Diagram 1).

3b Ownership

During 2004, Platinum Group Metals (RSA) (Pty) Ltd (PTM (RSA)), maintained options to purchase mineral rights on the War Springs (English translation of the Afrikaans farm name Oorlogsfontein) platinum property.

In November 2002 PTM (RSA) entered into a Joint Venture Agreement with Africa Wide Mineral Prospecting and Exploration (Pty) Limited (AW), a largely Historically Disadvantaged South African (HDSA) qualified South African mining company (refer to Item 20.2.3), on the Tweespalk and War Springs Properties. The industry standard joint venture was structured on a 30:70 basis, with Africa Wide having a 30% participating interest and PTM (RSA) 70%. Subsequently AW made an arrangement to settle the War Springs permit issues by converting their 30% participator interest in War Springs to a 15% carried interest. Taung Platinum Exploration (Pty) Limited will hold a 15% interest also carried to bankable feasibility study.

3c Geology and Mineralisation

The BIC comprises several different compartments, namely the Eastern, Western, Far Western, Northern and Southern Limbs (see diagram 1) and is the single largest source of platinum in the world and a significant producer of palladium, other platinum group metals (“PGM’s”) and chrome. Platinum and other platinum group elements (PGE’s) are mined from the Merensky Reef, the UG2 Reef and the Platreef. These orebodies occur within the layered ultramafic to mafic igneous rocks of the Rustenburg Layered Suite, outcropping on surface near the margins of the BIC and dipping gently downwards toward the middle. These mineralised horizons show remarkable continuity along strike and to depth. The Merensky and

UG2 Reefs occur along the length of the Eastern and Western Limbs of BIC with a total strike length of 280 km (140 km along each limb) and are mined to a depth of 2000 m.

The War Springs property contains approximately 5.2 km of prospective Platreef striking in a northerly direction. The intrusive layered rocks dip ~ 65 degrees to the west near the footwall contact with the Transvaal Supergroup sediments. The Platreef is found along the ~ 100 km strike length of the Northern Limb and has been drilled to a depth of 1 500 m. The Platreef mineralised zone is up to 250 m thick in places, but mostly variable in thickness along strike and down dip. In addition significant PGE mineralisation can occur well into footwall basement rocks.

A large multi-pit operation is currently being exploited on the Platreef by Anglo American Platinum Corporation Ltd (Anglo Platinum) at their Potgietersrus Platinum Limited (PPL) mine.

3d Exploration Status and Concept

Since completion of the 2003 National Instrument 43-101 Report (dated February 2004), PTM (RSA) has advanced the War Springs property as follows:

Four soil geochemical lines (1000 metres apart) were sampled during 2004. Additional soil lines were cut 250 metres apart and sampled during 2005. Aeromagnetic data over an ~ 130 km2 area covering the farms Oorlogsfontein, Rooipoort and Grass Valley were interpreted by Gap Geophysics (Pty) Ltd on behalf of PTM (RSA) during June 2004. A ground-based gravimetric survey was performed by geophysicist BW Green at the end of September 2004.

Drilling commenced during mid-2004 on the War Springs property and PGE mineralised layers have been confirmed to cross the War Springs property. Eighteen holes have been completed by the end of May 2005 relating to 7433 metres of drilling. A total of 8188 samples were collected for the determination of the following elements: Pt, Pd, Au, Cu, Ni and Co. Test pit and trench sampling was done during October 2005 across anomalous areas indicated by the 2005 soil sampling programme.

3e Development and Operations

This report details early stage exploration programs. There is nothing to report under this Item.

3f Status and Recommendations

Platinum Group Metals RSA (Pty) Ltd appointed Global Geo Services (Pty) Ltd as an independent geological consultant to provide a preliminary resource calculation for the War Springs property. The results of the resource calculation performed during October 2005 have an Inferred Resource of 29.8 Mt at an average grade of 1.03 g/t 2PGE+Au and thus a 2PGE+Au metal content of 980 000 ounces for the B and C Reefs combined (optimized at a break-even GMV cut-off). The total Ni and Cu metal content for the two reefs combined is 39492 tonnes Ni and 33649 tonnes Cu.

The results of the resource assessment are favourable to the extent that further exploratory drilling should be undertaken on the project. However, it relies on an Inferred Resource and conclusions should not be drawn as to the economic viability of the project. Additional monies for drilling and engineering work are recommended to be able to make a decision to advance the project. Results from the latest soil geochemical work also indicates significant potential south of the area covered by the Phase 1 drilling.

ITEM 4: INTRODUCTION AND TERMS OF REFERENCE

4a Terms of Reference

This report is compiled in terms of the National Instrument 43-101, the 43-101 CP and the 43-101 CP (Proposed Amendments) as well as the 43-101 F1. The information and status of the project is disclosed in the manner prescribed by the Securities Commission. Specific reference is made to the following:

In Part 4 (4.2.8) of the 43-101 (NI) the company is obliged to file a technical report should there be a “material change” in the status of the company. A “material change” is as defined in 43-101 CP Part 2.4.

The current report was commissioned by PTM (RSA) for their Northern Limb War Springs platinum property, as an update of their ongoing exploration program for the purpose of fulfilling regulatory obligations of National Instrument 43-101. It draws heavily on work previously completed by the author and on reports by PTM (RSA) geologists Willie Visser and Dr Danie Grobler.

The report has been written in the required format and will be filed with regulatory authorities to which the authors give their consent.

4b Purpose for Report

The author was commissioned to report on the Inferred Resource calculation performed on behalf of PTM (RSA) for the purpose of fulfilling regulatory obligations under National Instrument 43-101 as it pertains to PTM Ltd’s continued listing on the Toronto Stock Exchange. Information has been sourced principally from data sets of exploration activities and recent sampling data (from diamond drilling) supplied by PTM (RSA) and the information obtained in the “Technical Report on the War Springs, Northern Limb Platinum Property” by Grobler, 2005.

4c Sources of Information

The sources of the information used included technical reports provided by PTM (RSA), Technical Reports submitted to the Toronto Stock Exchange, publicly available information such as geological publications, corporate annual reports, news releases and corporate websites; as well as day to day involvement with the personnel of PTM (RSA), interviews with contractors employed by PTM (RSA) and a site visit to the project.

Technical reports provided by PTM (RSA) include all basic data sets such as; borehole logs, down-the-hole survey data, assay data, stratigraphic correlation, mineralogical work, geological, geochemical and geophysical data and plans and interpretations.

4d Extent of Field Involvement of QP

The Internal QP Willie Visser, has been involved as Exploration Manager for PTM (RSA) and personally acts as QP for all exploration activities in South Africa as well as personnel and contractors to the company. The external QP has made visual inspections of the property and of the geological information secured by the company or publicly available. The Project Manager, Dr Danie Grobler has extensive mining and exploration experience and is directly responsible for the on-site management of the exploration activities.

The External QP, Charles Muller is an independent Qualified Person. He has visited the War Springs property (most recently in October 2005) to view the current soil sampling program and Phase 1 drilling information.

ITEM 5: DISCLAIMER

It was not within the scope of this assignment to independently verify the legal status or ownership of the mineral properties or of the underlying option agreements and transfers of title. Although the author has exercised care and diligence in the use of information from outside sources and believes that the information contained in this report is accurate and factual, the author has been unable to corroborate the accuracy of all of this information and this information may not be indicative of the mineralisation on the property that is the subject of this report.

ITEM 6: PROPERTY DESCRIPTIONS AND LOCATION

6a Area

The War Springs mineral rights cover 2,395.9798 ha in extent.

6b Location

The War Springs property is located just to the southeast of the town of Mokopane (formally known as Potgietersrus), approximately 250 kilometres north of Johannesburg, (Republic of South Africa), in the Limpopo (Northern) Province (Diagram 1). The War Springs property is centred on 24°14’ (S) and Longitude 29°02’ (E).

6c Licence Numbers (RSA reference is Prospecting Permit or Prospecting Right)

On the 13th of January 2004, PTM (RSA) was awarded the Prospecting Permit (Oorlogsfontein Ref. No. 5/2/2/1087, Permit No. 05/2004) subject to the environmental management programme being approved. The EMP prepared for PTM (RSA) by EMPS Services was approved on the 16th of September 2003. This permit is valid until 14 January 2006.

6d Obligations

War Springs has been subdivided and numerous small landowners hold the freehold title.

The commercial obligations regarding War Springs are recorded in a Notarial Prospecting and Option Contract (protocol 1026, Deneys Reitz, Chris Stevens, Johannesburg, RSA) between Saenger and Sacke Minerals (partnership) and PTM (RSA) and notarised on 23 June 2002. The agreement is with a private partnership that has brought together previously fragmented mineral rights. PTM (RSA) has a three-year period in which option monies of US$2.50/ha to US$3.25/ha is required to be paid. The costs of exploration are for PTM (RSA)’s cost and PTM (RSA) is obliged to spend a minimum of 1,000,000.00 ZAR (one million South African Rands) within one year of the effective date (date of notarization and amendments thereafter). If the mineral rights were purchased in year three the cost would be US$1.6 million for War Springs. PTM (RSA) has also agreed to pay a 1% Net Smelter Return Royalty (NSR) to the mineral rights holders subject to PTM (RSA)’s right to purchase the NSR at any time for US$1,400,000. The mineral rights holders may require PTM (RSA) to purchase the NSR upon the commencement of commercial production for US$1,400,000. The effective date is defined as the date of the grant of a prospecting permit from the DME.

The Prospecting permit is valid until 14 January 2006 (see Item 6i).

6e Survey

War Springs is registered with the Deeds Office (RSA) under Oorlogsfontein 45, registration division KS, Northern Province and measures 2,395.9798 (two thousand three hundred and ninety five comma (point) nine seven nine eight) hectares. The farm can be located on the Government 1:50,000 Topo-Cadastral Sheet 2429AA Mokopane (3rd Ed., 2000) which is published by the Chief

Directorate, Surveys and Mapping. The approximate co-ordinates (WGS84) are 29°04’00’’ (E) and 24°14’00’’ (S). The western portion of the farm is also found on the Government 1:50,000 Topo-Cadastral Sheet 2428BB Tinmyne (2nd Ed., 1981). The publisher of the plan is as indicated above. Two Survey General Diagrams are also available, reference: LG Nr. A. 2823/57 (1957) and SG NO. 1616/94 (1893) exhibiting the farm coordinates and portions.

6f Location of Mineralised Zones

The location of the BIC contact across the War Springs property is indicated on Diagrams 1 to 4. Mineralisation is associated with igneous layering in the lower part of the BIC (see DiagramS 2 and 3).

At least four linear aeromagnetic anomalies are visible within the ~ 500 m wide zone of BIC rocks exposed on the footwall contact with the Transvaal Supergroup rocks on War Springs (Diagrams 5.1 and 5.2) These anomalies can be traced from the Grass Valley property in the south across Rooipoort (adjacent to War Springs) up into the northern end of War Springs where it is terminated against the Ysterberg/Plank Nek fault. These linear anomalies appear to be mostly uninterupted by structure in the central to northeastern portion of War Springs. The bottom three linear anomalies were correlated with the “A”, “B” and “C” mineralised reefs identified on War Springs (Diagram 5.3). The “A”-reef occurs near the footwall contact and the “C”-reef on the hangingwall contact with the Main Zone. The correlation is visible when the intersections of mineralised reefs in the boreholes are projected back to surface and overlain on the aeromagnetic image of the area (Diagram 6.1). Projection of lithological units intersected by the drillholes to surface illustrates good correlation and continuity between the different lithological units as well as the mineralised reefs. Some fault displacement occurs in the central part of the area covered by the drilling.

6g Royalties

PTM (RSA) has agreed to pay a 1% Net Smelter Return Royalty (NSR) to the mineral rights holders (see section 6d above). The government of South Africa has proposed new legislation that would create a 4% Gross Royalty on platinum mining and a 3% Gross Royalty on Gold. This proposed new legislation is covered in Section 20h.

6h Environmental liabilities

There are no known environmental issues on the PTM (RSA) properties.

Mining and exploration companies in South Africa operate with respect to environmental management regulations in Section 39 of the Minerals Act, 1991; as amended. Each prospecting area or mining site is subject to conditions.

The EMP for the War Springs property prepared for PTM (RSA) by Digby Wells and Associates was approved on 12 November 2003. A financial provision of 10,000 ZAR has been lodged with Standard Bank (Guarantee No. TRN M430395).

6i Permits Required

The Prospecting Permit and EMP for the War Springs Property have been lodged with the DME and were approved on 13 January 2004. PTM (RSA) is in the process of completing the required process of the mineral rights coversion for the property.

ITEM 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7a Topography, Elevation and Vegetation

The farm War Springs (Diagram 4) lies in a flat valley between two mountain ranges. Site elevation increases from 1100 m in the west to 1200 m in the east, with the highest point in the north at 1296 m. The main soils are moderate to deep, black and red clay soils, with reddish-brown sandy loam soils to the north and east. The hilly areas have thin, highly leached red soils in the wetter areas, with exposed rock on the steeper slopes.

The region is classified as Mixed Bushveld. The vegetation varies from a dense, short bushveld to a rather open tree savannah. Due to the fact that the site is developed into smallholdings, a number of aliens like bluegums and several garden plants occur.

Cattle and game farming co-exist as the dominant agricultural land use.

7b Access to the Property

The War Springs property is easily accessible from Johannesburg by travelling north on the N1 highway. The War Springs property is located approximately 8 kilometres southeast of the town of Mokopane (Potgietersrus) and 25 kilometres south of Anglo Platinum’s Potgietersrust Platinum Mine. The N1 highway crosses the property, as well as numerous gravel roads that provide for easy access (Diagram 4). Infrastructure is well established with abundant well-maintained highways and roads as well as electricity distribution networks and telephone systems.

7c Population Centres and Nature of Transport

The major population centre is the town of Mokopane (formerly Potgietersrus) which lies 8 kilometres northwest of the project. Access across most of the property can be achieved by truck without significant road building (Diagram 4).

7d Climate

The climate is mild throughout the year and can be classified as semi-arid. South Africa has summer from November to April and winter from May to October. In summer the days are hot and generally sunny in the morning, with afternoon showers or thunderstorms. Daytime temperatures can rise to 38ºC (100ºF) and night temperatures drop to around 15ºC (68-77ºF). The afternoons can be humid. In winter, days are dry, sunny and cool to warm, while evening temperatures drop sharply. Daytime temperatures generally reach 20ºC (68ºF) and can drop to as low as 5ºC (41°F) at night.

South Africa is well known for its mild climate and allows for extensive exploration activities throughout the year.

7e Surface rights for mining, power, water and waste disposal areas.

This report details early stage exploration programs. There is nothing to report under this Item.

ITEM 8: HISTORY

8a&b Prior Ownership and Previous Owners’ Exploration

Previous mineral exploration activities on the War Springs property was limited to some soil sampling and the drilling of a few shallow boreholes during the early 1990’s by Genmin on what they called the “Bultong Project”. The project was discontinued towards the end of 1993. Platmin (Pty) Ltd, through its South African subsidiary Boynton Investments (Pty) Ltd, subsequently aquired the rights to the War Springs property. They only performed a soil geochemical programme on the property during the early 2000’s.

The area has been geologically mapped at a scale of 1:250 000 by the South African Council for Geoscience. Map No. 2428 – Nylstroom covers the War Springs area (Diagrams 2 and 3). This mapping shows the BIC and approximately 5 km of the platinum bearing Platreef zone traversing the War Springs property. A PhD study was completed by Hulbert (1983) covering the BIC rocks south of the town of Potgietersrus (Mokopane).

8c Historical Mineral Resource and Reserve Estimates

No previous attempt was made to calculate any resource/reserve figures for the War Springs property.

ITEM 9: GEOLOGICAL SETTING

9a Bushveld Igneous Complex Geology

The BIC has intruded about 2,060 million years ago into rocks of the Transvaal Supergroup and comprises a basal mafic phase (layered complex) and an upper acid phase (granitic). The total estimated extent of the BIC is 66,000km2. The mafic rocks of the BIC host layers rich in PGE’s, as well as chromium and vanadium, and constitute the world's largest known repository of these metals.

The mafic rocks, collectively termed the Rustenburg Layered Suite (RLS) are divided into five zones, from the top downwards the Upper, Main, Critical, Lower and Marginal Zones.

The rock sequence in the northern limb differs somewhat from the rest of the BIC. The Lower and Critical Zones are only developed in the southernmost part of the northern limb. North of Potgietersrus, the Main Zone rocks progressively transgress over the sedimentary rocks of the Transvaal Supergroup and eventually over Archaean basement granite-gneiss (Diagram 2).

Emplacement of the BIC is generally considered to be associated with anorogenic magmatism caused by intracratonic rifting (Sawkins, 1984). Emplacement of the RLS along subhorizontal fractures, insulation by a 4-6 km thick overlying volcano-sedimentary pile of rocks, and its gradual cooling, resulted in the development of horizontal layering (Hattingh and Pauls, 1994). Magmatic differentiation processes and magma addition from a common source deposited vast quantities of Cr, PGE’s, Au, Cu, Ni, Fe, Ti and V in the form of remarkably continuous layers (Ehlers and Du Toit, 2002).

The BIC contains significant deposits of chrome and vanadium in addition to PGM’s. In 2000 South Africa ranked first in the world in terms of reserves of PGM’s, chrome and vanadium. Although PTM (RSA)’s primary exploration target will be PGM’s on this property, the possible occurrence of nickel or copper deposits will also be kept in mind during the exploration programme. Less important are possible chromite and vanadium deposits that could be associated with the area. The prime targets on the property are the Merensky Reef and the UG2 chromitite Layer, which contain significant PGM concentrations and produce chromite as a by-product, and/or the Platreef that contain significant PGM concentrations with nickel, cobalt and copper as by product.

The origin and nature of the Platreef platinum mineralisation differs completely from that in the Merensky Reef and UG2 chromitite layer (Hulbert and Von Gruenewaldt, 1985). Although the rock types within this discordant reef are similar to those encountered in the Upper Critical Zone (Gain and Mostert, 1982), mineralisation is considered to have formed in response to contamination of the magma by country rocks (Buchanan et al., 1981; Ehlers and Du Toit, 2002).

9b Local Geology

The Platreef in the Northern Limb of the BIC is regarded as a PGE-Ni-Cu-bearing mineralised package with a hanging wall of Main Zone gabbronorite and a transgressive footwall from Transvaal Supergroup sediments in the south to Archaean granite and gneiss in the north. The Platreef varies from > 400 m thick south of Mokopane to < 50 m in the extreme north. The overall geometry of the Northern Limb appears to have been controlled by an irregular floor. Overall strike is northwest to north and the dip of the layered rocks range from around 20 to 45 degrees west, shallowing down dip. Fault architecture appears to have been pre-BIC and locally controlled thickening and thinning of the succession.

The area has been mapped geologically at a scale of 1:100 000 by M.J. van der Merwe (1978) and at 1:250 000 scale by the South African Council for Geoscience (Map No. 2428 – Nylstroom). The 1:100 000 map is preferred for its higher level of detail. On this map a 5.2 kilometres strike length of BIC footwall contact (which is the prospective Platreef target zone) is shown traversing the War Springs property by Van der Merwe, 1978.

9c Geology of the Property

War Springs consists predominantly of Main Zone norites of the BIC underlain by Magaliesberg quartzite and Silverton shale/limestone formations of the Pretoria Group of the Transvaal Supergroup (Diagram 3). The footwall contact with the Transvaal sediments strike in a north-south direction and is disturbed by three major faults. These include the northeast-southwest trending Ysterberg fault and two northwest-southeast trending faults (Diagram 3). There are also minor faults running sub-parallel to the major fault systems. Fault-evidence was also observed from the borehole information indicating east-west displacement of some of the layered units within the BIC. A general steep dip of ~ 65 degrees towards the west is observed from oriented borehole core for the layered units intersected on War Springs. However, some of the fault blocks may be tilted at different angles.

The initial phase of diamond exploration drilling intersected a combination of Main Zone and Platreef/Critical Zone lithologies in the northeastern portion of property (Diagram 6.1). A Schematic Stratigraphic Section is presented in Diagram 6.2. The Main Zone lithologies consist predominantly of gabbronorite and anorthositic units. Cross sections and longitudinal sections are presented at the end of this report for the area covered by the Phase 1 drilling (see Diagrams 6.3 to 6.16). The various lithologies and mineralised “A”-, “B”- and “C”-Reefs identified during the drilling are illustrated on the sections.

The top of the Platreef mineralised package consists of mineralised mottled anorthosites (“C”- Reef) and occasional pyroxenites. The anorthosite/mottled anorthosite units can be correlated through all intersecting boreholes. Thickness ranges from 5 to 22 metres. Lithologies below the “C”-Reef consist mainly of norites which includes a central package of noritic-cyclical units. A typical cycle, progressing upward, is pyroxenite, feldspathic pyroxenite, melanorite, leuconorite to anorthosite. These cyclical units are not always complete and may sometimes be reversed. Thickness may vary from < 1 metre to over 15 metres for an individual unit. The package of noritic-cyclical units can as a whole be correlated between the intersecting boreholes and varies in thickness from 15 to 35 metres. Some of the noritic-cycles are mineralised. The whole “upper norite zone” (between “B” and “C”-Reefs) varies in thickness from 100 to 220 metres.

Prominent pyroxenitic lithologies occur below the “upper norite zone”. The pyroxenite package, progressing upwards, consists of serpentinised harzburgite, pyroxenite to feldspathic pyroxenite. The serpentinised harzburgite at the base is only a few metres in thickness, but was recognised in all intersecting boreholes. The feldspathic pyroxenites form the main part of the package and range in thickness from 10 to 60 metres. The mineralised “B”-Reef occurs towards the base of the pyroxenite package and extends into a zone of mixed/altered anorthositic/mottled anorthositic/leuconoritic rocks.

The “lower norite zone” occurs below the “B”-Reef mineralised pyroxenites and is mainly comprised of melanorite/norite with numerous inclusions/xenoliths of footwall quartzite. Occasional small (1–3 metres in size) calc-silicate xenoliths occur within this zone.

The “A”- Reef mineralised feldspathic pyroxenite/melanorite occur between the “lower norite zone” and the footwall contact with the Transvaal sediments. The feldspathic pyroxenites and melanorites range in grain size from very fine-grained to medium-grained in general to nearly pegmatoidal in places. Several of the units are magnetic to various degrees. Significant amounts of biotite/phlogopite occur within the pyroxenites/melanorites closer towards the footwall contact. A mineralised chromitite band (sometimes steel-blue in colour) is present towards the base of the “A”-Reef and was recognised in all the boreholes that intersected the footwall contact. The chromitite is magnetic in most instances. Magnetic chromitite is described by Hulbert (1983) from the Grass Valley property south of War Springs. The process of serpentinization is assumed to be responsible for the alteration of the chromite forming “ferritchromit”-magnetite reaction zones around chromite grains (Hulbert, 1983).

The footwall sediments are comprised mainly of red-pinkish-greyish quartzite. Intrusive relationships are obvious between the chilled fine-grained magnetic melanorite and sediments.

The area is structurally complex and with little exposure of the BIC lithologies available much emphasis was placed on geophysical data interpretation. Most of the discussion in this section summarises the geophysical interpretation and results obtained from the report by Campbell and Johnson (2004). Their report is based on a high resolution aeromagnetic survey that was flown by FUGRO during May 2002 over an ~330 km2 block covering the northern limb of the BIC south of Potgietersrus (see section on Geophysical data). Only the major structural features are discussed here.

Campbell and Johnson (2004) confidently mapped the N to NNE striking Bushveld Floor Contact from northern Grass Valley through Rooipoort to the northern portion of War Springs, by using the aeromagnetic data (Diagram 5.3). Of further importance is the fact that a ~500 m wide zone of interpreted Critical Zone lithologies was identified immediately down-dip from the footwall contact with the Transvaal sediments.

It is evident that structural controls are dominated by the NE-striking sinistral Ysterberg-Planknek Fault and the NW-striking dextral Transcurrent Fault. A large-scale drag-fold is associated with the Ysterberg-Planknek Fault on War Springs. The fold possibly forms a SW-plunging floor syncline against the Ysterberg-Planknek Fault. The ~NW-striking Transcurrent Fault strikes orthogonally to the Ysterberg-Planknek Fault across War Springs, and appears to terminate against the most recent reactivation of the latter (Diagram 5.3).

The NE-striking Ysterberg-Planknek fault is characterised by sinistral displacements (~1000m) with/without downthrow to the SE, and abruptly terminates N-S striking BIC litho-magnetic horizons on War Springs. Steepening of geological dip towards this fault may in part explain anomalous magnetic signatures over the basal BIC lithologies immediately to the south. The ~NW-striking Transcurrent fault appears to horse-tail on War Springs and terminates against the Ysterberg-Planknek fault. Both elements displace BIC litho-magnetic units by up to ~700m in a dextral sense. Fault-throws are down to the north. Smaller E-W-trending offsets are also evident from the borehole information.

Two NE-striking dolerite dykes parallel to the Ysterberg-Planknek Fault were identified (Campbell and Johnson, 2004). A third dyke is striking E-W and cuts across the farm War Springs through its central portion.

ITEM 10: DEPOSIT TYPES

The Platreef is described as a pyroxenite-norite intrusive that assimilated and reacted with the floor rocks, forming a complex suite of mafic-ultramafic rocks and a different mineralisation-style compared with the rest of the Bushveld Complex. Concentrations of PGE’s + Au and enrichments of nickel and copper are localised in more or less tabular disseminated zones within the Platreef. Until now, there are no consensus of opinion on whether the Platreef is of Critical Zone or Main Zone affinity, whether it is the equivalent of the Merensky Reef in the Northern Limb, or whether the Northern Limb is unrelated to the main Bushveld intrusion (Kinnaird, 2004).

10a Mineral Deposit Type

The Platreef is a transgressive mineralised zone containing elevated/anomalous Cu-Ni-PGE values. The Platreef is in general represented by a zone of pyroxenite, melanorite, norite and anorthosite, frequently exceeding 100 m in thickness. This zone is highly contaminated by the assimilation of, and reaction with, the footwall rocks, which has resulted in a highly complex suite of rocks and a very special style of mineralisation.

The origin and nature of the Platreef platinum mineralisation differs completely from that in the Merensky Reef and UG2 chromitite layer (Hulbert and Von Gruenewaldt, 1985). Although the rock types within this discordant reef are similar to those encountered in the Upper Critical Zone (Gain and Mostert, 1982), mineralisation is considered to have formed in response to contamination of the magma by country rocks (Buchanan et al., 1981). Correlations between the Platreef and Merensky

Reef based on geochemical characteristics are meaningless (Vermaak et al., 1999). Platreef mineralisation seems to occur as soon as it is in contact with soft sediments that are capable of providing a source of sulphur, similar to a reaction-type skarn (Vermaak et al., 1999). Xenoliths of these sediments are often seen within the BIC as rafts near the base. Other deposit types in the BIC are briefly described in section 20.

10b Geological Model

PTM (RSA) (Pty) Ltd follows the Potgietersrus Platreef-type exploration model as set out by (Naldrett, 1989):

  Description: Sulfide blebs and occasionally more massive stringers sporadically developed within feldspathic pyroxenite and harzburgite near floor of intrusion into sulfur rich sediments.
  Rock Types: pyroxenite, harzburgite and norite.
  Textures: cumulus, diabasic to ophitic.
  Age Range: Precambrian (~ Bushveld age).
  Depositional Environment: Extensional tectonics. Intrusive into dolomite or pyritic shales. Localized assimilation of floor rocks triggered sulfide segregation.
  Tectonic Setting: Rift environment on stable craton.
  Mineralogy: Pyrrhotite, chalcopyrite, pentlandite, PGE-minerals.
  Texture: Disseminated, matrix, massive sulfides.
  Alteration: Locally sulfides show evidence of hydrothermal remobilization.
  Ore Controls: Interaction of magma with floor rocks is responsible for important development of sulfide. Source of external sulfur (dolomite, banded iron formation).
  Geochemical Signature: Ni, Cu, PGE geochemical anomalies.
  Geophysical Signature: Magnetic and associated gravity anomalies.
  Examples: Platreef (South Africa).
  Associated deposits: None.

ITEM 11: MINERALISATION

Exploration targets are planned based on the above model and focus on the basal contact zone of the BIC with the various floor rock lithologies. The mineralisation is seen to comprise sulfide blebs and occasionally more massive stringers sporadically developed within feldspathic pyroxenite, pyroxenite, anorthosite, dunite and harzburgite near the floor of the intrusion into sulfur rich sediments. The following zones of mineralisation were intersected and identified during Phase 1 of the exploration drilling on War Springs:

Table 1: War Springs Mineralised Intersections

MINERALISED INTERSECTIONS - WARSPRINGS

BHID	FROM	TO	LENGTH (m)	2PGE + Au (g/t)	Cu%	Ni%
ORL1	64.00	69.00	5.00	0.70	0.01	0.03
ORL1	600.00	610.00	10.00	1.16	0.23	0.28
ORL2	145.00	146.00	1.00	0.56	0.04	0.07
ORL3	69.00	76.00	7.00	2.35	0.10	0.13
ORL3	326.00	331.00	5.00	1.71	0.30	0.38
ORL4	64.00	65.00	1.00	3.67	0.15	0.16
ORL4	70.00	74.00	4.00	2.76	0.13	0.13
ORL4	221.00	222.00	1.00	1.10	0.14	0.18
ORL4	390.00	399.00	9.00	1.99	0.36	0.39
ORL4	602.00	607.00	5.00	0.63	0.04	0.07
ORL5	90.00	102.00	12.00	0.77	0.02	0.03
ORL5	107.00	116.00	9.00	0.65	0.02	0.04
ORL5	158.00	166.00	8.00	0.91	0.05	0.08
ORL5	377.00	381.00	4.00	0.60	0.14	0.18
ORL5	596.00	601.00	5.00	0.97	0.06	0.11
ORL6	42.00	50.00	8.00	0.63	0.18	0.19
ORL6	79.00	81.00	2.00	0.75	0.20	0.18
ORL6	305.00	307.00	2.00	0.80	0.07	0.13
ORL6	321.00	322.00	1.00	0.32	0.03	0.05
ORL7	209.00	211.00	2.00	0.63	0.03	0.09
ORL8	46.00	48.00	2.00	0.60	0.06	0.12
ORL8	257.00	258.00	1.00	0.89	0.06	0.14
ORL9	91.00	94.00	3.00	0.42	0.02	0.06
ORL9	101.00	111.00	10.00	0.59	0.13	0.15
ORL10	377.00	379.00	2.00	0.85	0.05	0.10
ORL15	95.00	104.00	9.00	0.69	0.06	0.07
ORL15	137.00	147.00	10.00	1.89	0.12	0.16
ORL15	258.00	260.00	2.00	1.10	0.10	0.14
ORL16	68.00	70.00	2.00	1.24	0.06	0.06
ORL16	83.00	86.00	3.00	1.11	0.12	0.14
ORL16	89.00	101.00	12.00	0.99	0.06	0.09
ORL17	263.00	269.00	5.00	0.75	0.10	0.17
ORL18	229.00	231.00	2.00	0.75	0.08	0.15
ND=Not Developed or not Intersected. Detailed sampling is reported in Appendix III

11a Description of Mineralised zones

Three zones of mineralisation were identified within the succession of layered mafic rocks drilled on War Springs. They consist of an upper “C-Reef”, a middle “B-Reef” and a bottom “A-Reef” on the footwall contact with the Transvaal sediments (Diagrams 6.1 and 6.2). Detailed Mineralised Intersection data is presented in Appendix 1 at the end of this report.

Mineralisation within the “C-Reef” occurs mostly within coarse-grained mottled anorthosite and associated leuconorite and pyroxenite bands. Between 1-5% sulfides occur as pyrrhotite-pentlandite-chalcopyrite blebs and blobs (< 2 cm). Economic reef thickness varies between 2 to 7 metres with grades ranging from 0.70 to 3.67 g/t 2PGE’s + Au over an average width of ~5 metres (ORL-4). Nickel and Copper values averages around 0.10% Ni and 0.09% Cu. The mottled anorthosite units occur stratigraphically near the base of Main Zone gabbronorites and are taken to form the top of the “mineralised package” on War Springs. However, mottled anorthosite units also occur within the lower part of the Main Zone and have been intersected in boreholes ORL11 and ORL12 on War Springs. These “Main Zone-type” anorthosites exhibit a distinct turbid greenish-white colour due to saussuritization of the plagioclase feldspars.

Mineralisation within the “B-Reef” is associated with pyroxenitic, harzburgitic and leuconoritic lithologies. The high grades occur within leuconorite units below the ultramafic lithologies. Between 1-5% sulfides occur as net-textured pyrrhotite-pentlandite-chalcopyrite within the norites and as blebs within the ultramafic rocks. Grades range from 0.6 to 2.74 g/t 2PGE’s + Au (ORL-4) over an economic reef thickness varying between 1 to 6 metres (average 5 m). Ni and Cu values are higher than those for the “C”-Reef and average around 0.22% Ni and 0.17% Cu.

Low-grade mineralisation is associated with the “A-Reef” immediately above the footwall contact with the Transvaal sediments. This zone consists of fine- to medium-grained feldspathic pyroxenite and melanorite with significant amounts of quartzitic xenoliths. Particular mafic units as well as some of the contact metamorphosed sediments are strongly magnetic. This is also evident from the down-the-hole magnetic susceptibility data. Economic reef thickness varies from 1 to 5 metres grading between 0.63 to 0.97 g/t 2PGE’s + Au. Ni and Cu averages at 0.10% Ni and 0.05% Cu. The effect of contact metamorphism and alteration is also visible closer to the footwall exhibited by the occurrence of K-feldspar, quartz-feldspar graphic intergrowths and biotite/phlogopite.

A (<1 to 3 m) chromite-rich band has been identified in all boreholes that intersected the footwall contact with the Transvaal sediments (ORL-2; ORL-4; ORL-5; ORL-6; ORL-7; ORL-8; ORL-9 and ORL-10). The chromitite forms part of the “A-Reef” mineralised zone. The presence of chromite was initially confirmed in ORL-2 by the assay results. The chromite grades at 0.84% Cr2O3over 4 metres with the highest value at 1.90 % Cr2O3 over 1 metre with 0.56 g/t 2PGE + Au. The highest values within a 1 metre interval were intersected in borehole ORL-4 grading at 4% Cr2O3, 0.20% Ni, 0.11% Cu and 2.10 g/t 2PGE’s + Au. The chromite has an average grade of 1.6% Cr2O3.

The presence of the chromite band could be related to the assimilation of quartzitic sedimentary xenoliths into the magma. Correlation with the UG2-like chromite band found on Grass Valley further to the south of War Springs is also possible. The chromite has an average grade of 1.6% Cr2O3.

Quartz-feldspathic veins are found throughout the succession. These vary in thickness from a few centimetres to several metres. They consist of quartz, plagioclase/K-feldspar and mica and are fine- to medium grained.

11b Surrounding Rock Types and Geological Controls

The succession intersected by the eighteen boreholes drilled consists of an approximately 500 metre thick package of interlayered norites, anorthosites, pyroxenites and occasional thinly developed ultramafic harzburgites and chromitites. The intersected succession is subdivided into three broad zones based on lithology and mineralisation (Diagram 6.2). These are broadly similar to those described from the Sandsloot/Swartfontein properties of Anglo Platinum at the Potgietersrus Platinum open pit mine northwest of Mokopane. Below follows a mineralogical description of the different rock types encountered during the exploration drilling phase.

Norite predominate the succession and exhibit variations in their grain size and texture. Mineralogically they consist of orthopyroxene (cumulus) and plagioclase

(intercumulus) with secondary phlogopite and magnetite. The plagioclase shows alteration effects of sausseritization in most cases. Darker melanocratic norites occur throughout. These mela-norites exhibit dark-coloured plagioclase crystals. The feldspars appear to be discoloured by chloritization alteration. Chlorite veins are also visible in these zones. The leuconorites occur below the B-Reef pyroxenites and are well mineralised in most cases. They contain 2-5% net-textured sulfides (pyrrhotite, chalcopyrite and pentlandite). Some norites tend towards a gabbronoritic composition exhibiting two pyroxenes, especially higher-up in the sequence.

Anorthositic units are well developed towards the upper part of the succession with a prominent mottled anorthosite exposed at the top contact below gabbronorites of the Main Zone. The anorthosites vary in texture from spotted to mottled varieties and range in thickness from ~ 5 to 40 metres. Thickest units are developed towards the northern extremities of War Springs (see surface geological plan). The anorthositic units contain the mineralised “C-Reef” intersected on War Springs. The mineralised anorthosites are in most cases mottled anorthosite and contain up to 5% sulfide. The sulfides form blebs of intergrown pyrrhotite-pentlandite and chalcopyrite. Two other anorthositic units occur above and below the “B”-Reef pyroxenites respectively. These two units are not mineralised at economic grades.

A zone of cyclical units with alternating norite-anorthosite-pyroxenite cycles occur within the zone between the upper (“C”-Reef) anorthosites and the middle (“B”-Reef) pyroxenites. The zone is around 40 metres thick in the south and gradually becomes thicker towards the north with a thickness of over 100 metres in ORL-5. A cycle usually consists of noritic-anorthositic-pyroxenitic units from top to bottom with individual lithologies attaining thicknesses of around 1 metre. The cycles are not always very clearly visible or fully developed. Some of them are weakly mineralised (see ORL-5). Some units are coarsening-upwards in grain-size. Most of the pyroxenites are feldspathic pyroxenite with around 10 to 15% feldspar. The anorthositic units range from spotted-mottled anorthosites to anorthositic norite.

The best developed pyroxenite is found near the middle part of the succession. This pyroxenite forms the main pyroxenitic unit within the succession and range in thickness from 5 to 50 metres thick in borehole ORL-3. In general, the pyroxenite becomes more mafic towards its bottom starting with feldspathic pyroxenite grading into pyroxenite and ending with ultramafic harzburgite at the base of the unit. The harzburgite is in most cases only a few metres thick and exhibits a dark greenish-black colour. Serpentenization alteration of the olivine crystals within the harzburgite is evident in most intersections. Mineralisation occurs towards the base of the pyroxenite into the harzburgite and below that in leuconorites. Blebs of pyrrhotite-pentlandite-chalcopyrite (2-5%) are found in the pyroxenite and harzburgite with net-textured sulfides in the leuconorite.

Fine-grained feldspathic-pyroxenites (“A”-Reef) occur near the footwall contact with the Transvaal sediments. The feldspathic pyroxenite represents the chill phase of the Bushveld intrusion in this area. The unit is around 20 metres thick in the southern part of the area and becomes thicker ~ 50 metres towards the north (ORL-5). Numerous quarzitic and hornfelsic xenoliths (small to over several metres in size) are found towards the footwall contact within mela-norite and fine-grained feldspathic pyroxenite. Occasional small (metre-size) calc-silicate xenoliths were also intersected by the drilling.

A thin (~ 1 to 2 m) chromitic unit can be traced throughout the area at the base of the feldspathic pyroxenite unit. This unit was intersected by al the boreholes that were drilled through the footwall contact on War Springs. The chromitite unit is magnetic in most cases. Magnetic chromitite have been described from the Grass Valley area further to the south of War Springs (Hulbert, 1983). The chromitite unit on War Springs is mineralised and contains up to 2% sulfide. It forms part of the mineralised “A”-Reef identified towards the base of the feldspathic pyroxenites near the footwall contact.

XRF major and trace element analytical results for 90 samples from six different boreholes were determined in an attempt to distinguish between the Main Zone, Critical Zone and/or Platreef rocks on the War Springs property. The results were interpreted in relation to published geochemical data obtained from several different areas on the BIC in South Africa.

Appendix 2 at the end of this report contains the parameter results for the samples analysed from the War Springs drill core. Harker variation diagrams and ratio plots are also presented at the end of the report (Diagrams 8.1 and 8.2).

The majority of the samples have CaO/Al2O3 ratios between 0.5 and 0.64 suggesting chemical affinities for the Main Zone. However, some samples have a ratio of > 1.0 indicating definite Platreef/Critical Zone affinities. Some pyroxenites fall within the range of 0.47 – 0.61 making this an inconclusive parameter for the War Springs samples.

Chromitites are characteristic of the Critical Zone in the BIC, with the exception of the chromitite layers found in the Lower Zone in the southern sector of the Northern Limb (Grass Valley). Silicate lithologies within the Critical Zone are in general also characterised by elevated Cr values. Cr values are generally > 1000 ppm for the Critical Zone silicate rocks, whereas the Main Zone has values < 800 ppm and often < 250 ppm Cr. However, higher Cr contents have been observed in the basal part of the Main Zone in the Northern Limb. Pyroxenites and some norites in boreholes ORL-1, 3, 4 and 5 on War Springs have Cr contents varying from > 800 ppm to several thousands. These values are typical of the Platreef/Critical Zone rocks. Very high values correspond to the chromitite band discovered within the basal part of the succession (e.g. 39 758 ppm Cr). Many samples have values below 600 ppm and are assigned to the Main Zone. Those between 600-800 ppm would most probably also indicate Main Zone lithologies.

Most of the pyroxenite samples have Cr/MgO values above 100 indicating Platreef/Critical Zone affinities. Some of the norites indicated by other parameters to be of Main Zone affinity exhibit values between 80 and 100 indicative of Platreef/Critical Zone affinity. The same is also true for some of the “Platreef” feldspathic pyroxenites that have values between 58 and 74 indicating Main Zone lithologies.

Most of the pyroxenites have Sr values below 200 ppm indicating Platreef/Critical Zone affinities in boreholes ORL-1, 3, 4 and 5. The norites higher up in the boreholes (sequence) have values above 300 ppm Sr and are assigned to the Main Zone. Samples with Sr values between 300 and 200 ppm may indicate some contamination or mixing of Main Zone and Platreef/Critical Zone lithologies.

The XRF data indicate Main Zone chemical affinities for the upper norite-anorthosite succession (includes mineralised “C”-Reef) intersected within the selected boreholes on War Springs (see Appendix 2). Platreef/Critical Zone affinities are assigned to the mineralised pyroxenites and norites of the “B”-Reef.

Similarly, Platreef/Critical Zone affinities are assigned to the “A”-Reef lithologies towards the base of the succession. Generally, most norites were assigned to the Main Zone and most pyroxenites were assigned to the Platreef/Critical Zone.

ITEM 12: EXPLORATION

12a Results of Surveys and Investigations

Aeromagnetic data over an ~ 130 km2 area covering the farms War Springs, Rooipoort and the northern sector of Grass Valley, were interpreted by Gap Geophysics on behalf of PTM (RSA) during June 2004 (Diagram 5.1 and 5.3). The aim of the interpretation was to map the BIC vs Transvaal Supergroup floor contact as a potential Platreef locale; to map potential BIC mafic lithologies hosting UG2/Merensky Reef PGM mineralisation and to map structural/floor features which may have allowed for secondary enhancement of primary mineralisation.

The survey methodology and data processing techniques are discussed in the Gap Geophysics report of June 2004 and a summary of the results are presented below.

The geophysical surveys have confidently mapped the N to NNE striking Bushveld floor contact from northern Grass Valley to northern War Springs. The survey indicates a ~ 500 metre wide belt of interpreted Critical Zone lithologies immediately down dip from this contact. Structural controls were mapped with a fair degree of confidence (e.g. position of NE-striking Sinistral Ysterberg-Planknek fault and the NW-striking dextral Transcurrent fault. Obvious Platreef potential exists along the floor contact over the ~10 km interval between published outcrop locations. It was found that the pyroxenite-hosted “Platreef” is not in itself magnetic and the aeromagnetic data cannot be used directly for target generation. Induced Polarization (IP) techniques were proposed instead, which have previously been found to be successful on the Platreef north of Potgietersrus/Mokopane.

Selection of aeromagnetic drilling targets was initially based on the occurrence of three linear anomalies within a ~500 m zone on the contact with the Transvaal sediments on War Springs. The most westerly linear anomaly was found to correspond closely with the surface outcrop of a mottled anorthosite unit discovered during the early part of the project. This mottled anorthosite was assumed to form the top contact of the Platreef on War Springs. The first borehole, ORL-1, was collared to the west of the mottled anorthosite outcrop and intersected the anorthositic units at 34 metres depth.

In addition to the aeromagnetic survey, a ground-based gravimetric survey was performed by geophysicist BW Green at the end of September 2004. The survey was performed over 9.8 kilometres with the target being mineralisation associated with the base of the Bushveld Complex. The methodology of the gravity survey is explained in the report presented by BW Green.

The gravity survey results enhanced the understanding of the geology of the property in the following ways:

  Determining the transition zone between the Transvaal sediments and the BIC mafic lithologies;

  Determining the prospective zone of possible mineralisation in conjunction with the aeromagnetic and soil geochemical data;

  Identifying the strike direction and distribution of the mafic rocks on the property;

  Suggesting the possible presence of basement perturbations which enhances the possibility of finding shallower mineralised zones;

  Identifying the major faults on the property.

Two priority gravity targets were indicated towards the southern and western portions of War Springs. The gravity data indicate a significant gravity high towards the southwestern part of War Springs. Gravity highs also occur towards the northeastern portion of the property near the footwall contact. This also corresponds fairly well with the Phase 1 drillhole intersections. The ORL-1 vs ORL-2 drill cross-section shows a steepening of the footwall contact which clearly corresponds with the gravity data (Diagram 6.15).

Magnetic susceptibility data was obtained from the down-the-hole surveying of the exploration boreholes drilled. The Total Field (nT) data is presented in borehole long sections (Diagrams 6.5 and 6.6) together with the PGE+Au assay data and also % sulfide as observed during the logging process. The total field (nT) magnetic susceptibility data shows generally higher values for the “B”-Reef lithologies where they are closer to surface (within the oxidised zone), than for the fresher rock. However, values for the “C”-Reef are generally lower closer to surface.

Anomalous magnetic susceptibility values calculated for the East Vector correlate well with the position of enhanced PGE+Au and Ni+Cu values for the mineralised “C”-, “B”- and “A”- Reefs. The calculated East Vector data appears to be the best tool in predicting areas of possible mineralisation within drilled holes.

Four widely spaced reconnaissance soil geochemical lines were sampled across the strike of the Bushveld lithologies in an east-west direction and over the magnetic anomaly towards the end of 2004. Sampling lines were located on access roads. Line intervals were about 1 kilometer apart and sampling intervals were 30 metres apart. The sampling procedure is documented and described in a separate report on the soil sampling exercise performed on War Springs and is held as a separate in-house document.

Sampling of additional soil lines commenced during April 2005. The target area was again across the contact zone close to the Transvaal sediments on the eastern border of the War Springs property. Line spacing was 250 metres apart and samples were taken every 25 metres on the line. Twenty one lines have been completed by mid-August 2005 and the last of the assay results were received from Genalysis Laboratories during October 2005. Soil lines were also sampled across the western part of the property (west of the Ysterberg-Planknek fault).

12b Interpretation of the Survey

At least four linear aeromagnetic anomalies are visible within the ~500 m wide zone of BIC rocks exposed on the footwall contact with the Transvaal Supergroup rocks on War Springs (Diagram 5.2) These anomalies can be traced from the Grass Valley property in the south across Rooipoort adjacent to War Springs up to the far northern end of War Springs where it is terminated against the Ysterberg/Plank Nek fault. These linear anomalies appear to be mostly uninterrupted by structure in the central to northeastern portion of War Springs. The bottom three linear anomalies were correlated with the “A”, “B” and “C” mineralised reefs identified on War Springs. The correlation is visible when the intersections of mineralised reefs in the boreholes are projected back to surface and overlain on the aeromagnetic image of the area (currently being digitized). Projection of lithological units intersected by the drillholes to surface illustrates good correlation and continuity between the different lithological units as well as the mineralised reefs. Small fault displacements occur in the central part of the area covered by the drilling.

Plots of the soil geochemical data from the soil survey indicate significant Cu, Ni, Pd, Pt, S and Cr anomalies (Diagrams 7.1 to 7.5). Collar positions of the boreholes drilled during Phase 1 of the exploration drilling are all situated on the eastern edge of the Cu, Ni, Pd, Pt and S soil anomalies. However, this is not the case with the Cr soil anomaly occuring further to the east near the footwall contact corresponding with the position of the chromitite horizon intersected during the drilling phase and the most easterly aeromagnetic linear anomaly (Diagram 5.3).

The presence of the Cu, Ni, Pt and Pd soil anomalies west of the Cr anomaly correspond well with the intersected “B” and “C”-Reefs. The occurrence of occasional turf-rich soils within the area near the footwall contact also points to the presence of subsurface (Critical Zone) ultramafic rock units (“B”-Reef lithologies).

Twenty seven line kilometres were covered by the 2005 soil sampling programme. This included 21 lines that were cut perpendicular to strike across the War Springs property. Samples were taken every 25 metres on each east-west trending line at an approximate depth of 600 mm. A ~1 kg sample was taken and sieved to -200 mesh and packaged in special brown paper sample bags. The samples were assayed at the Genalysis Laboratory in Perth, Australia. The samples were dried, disaggregated and sieved to -80 mesh (-180 micron). Pt, Pd and Au were fire assayed by ICP-MS. Multi element analyses were done by ICP-OES by four acid digestion in Teflon test tubes.

The soil sampling assay results displayed significant anomalies for Pt, Pd, Cu, Ni, Cr, Mg and S. Both Pt and Pd exhibit very high values towards the south-eastern extremity of the property (Diagrams 7.1 to 7.6). Pt values over 100 ppb up to 204 ppb were encountered. Similarly, Pd values as high as 620 ppb occur. Anomalous values can in most cases be correlated with the linear “B”- and “C”-Reef aeromagnetic anomalies close to the footwall contact. Higher Pt and Pd values occur in the area immediately south of the Phase 1 drilling area (e.g. south of ORL-1 collar position). Low values occur in the area further north where most of the Phase 1 drilling occurred.

Cu and Ni values indicate an anomalous zone from within the Phase 1 drilling area further southwards towards the cross-cutting transcurrent fault in the south. These correspond with the Pt and Pd anomalies. A wide area within the central eastern part of the property is underlain by alluvium and boulders in an area influenced by a meandering perennial dry streambed. Values for most elements assayed are low (diluted by alluvium) in the river’s zone of influence.

Cr anomalies occur close to the footwall contact with the Transvaal Supergroup sediments. These correspond with the drill intersected position of the chromitite unit near the footwall contact. Anomalous Cr values range between 1800 to 4000 ppm. Mg anomalies also occur closer to the footwall contact in the central to northern part of the mineralised zone of interest. A significant displacement is observed in the southern part of the property south of the transcurrent fault. The Mg anomalies is displaced several hundred metres to the west in the area south of the fault. Here, they correspond again with linear aeromagnetic anomalies which can most probably be correlated with ultramafic units of the “B”- and “C”-Reefs as identified further northwards on War Springs.

The soil anomalies indicate a clear response to the subsurface geology on War Springs. The Cu and Ni data sharply corresponds to the top contact of the mineralised mottled anorthosites of the “C”-Reef and to the mineralised pyroxenites of the “B”- and “A”-Reefs near the footwall contact with the Transvaal Supergroup sediments. Pt and Pd anomalous values are clearly situated above the “C”-Reef and “B”-Reef linear aeromagnetic anomalies as intersected during the Phase 1 drilling. The soil anomalies also point to a ~ 2 km strike extend untested by drilling which occur to the south of the Phase 1 drilling area.

12c Persons Responsible for Survey (Field Observations)

The person responsible for the interpretation of the geophysical survey data has been supplied by Gap Geophysics. Willie Visser (Fourth internal QP) and Dr Danie Grobler has been responsible for the interpretation and modeling of the information. The ground-based gravimetric survey was performed by independent geophysicist BW Green of Johannesburg. All other field data have been collected, collated and compiled by PTM (RSA) personnel under the guidance and supervision of the Fourth QP.

12d Reliability of the Survey (Field Observations) Data

The field work done by PTM (RSA) on the War Springs property was conducted by PTM’s qualified geologist Dr Danie Grobler. This work was done under the supervision and control of the Fourth QP, Willie Visser. The geophysical investigations were performed by qualified industry professionals (see Section 12c above).

ITEM 13: DRILLING

Drilling concentrated on geophysical and geochemical anomalies in the northeastern part of War Springs (Diagram 5.2). The target area was the interface between the BIC and the sediments of the Transvaal Supergroup. Table 2 lists the drilling information for the Phase 1 boreholes drilled up to the end of March 2005 on War Springs. A total of 7433.40 metres of diamond core were drilled in 18 boreholes mostly in the northeastern part of War Springs; the target being the BIC versus Transvaal Supergroup footwall contact zone.

Table 2: War Springs Phase 1 Drilling.
				COORDINATES
BHID	START DATE	END DATE	DEPTH	X	Y	Z	DIP	SAMPLES
ORL1	12-Jun-04	04-Nov-04	706.6	24.2208	29.0444	1160	-60	865
ORL2	29-Jul-04	06-Aug-04	232.95	24.2216	29.0465	1168	-45	245
ORL3	07-Aug-04	17-Aug-04	472.91	24.2169	29.047	1152	-45	653
ORL4	18-Aug-04	08-Sep-04	691.26	24.2128	29.0492	1145	-45	818
ORL5	22-Aug-04	16-Sep-04	646.48	24.2086	29.0505	1167	-45	745
ORL6	09-Sep-04	20-Sep-04	378.11	24.216	29.0508	1159	-45	418
ORL7	21-Sep-04	07-Oct-04	304.5	24.2097	29.0535	1161	-45	310
ORL8	22-Sep-04	04-Oct-04	437.75	24.2191	29.0479	1157	-45	443
ORL9	06-Oct-04	19-Oct-04	427.5	24.2118	29.0519	1166	-45	453
ORL10	09-Nov-04	07-Jan-05	451.07	24.2177	29.0488	1127	-45	485
ORL11	12-Jan-05	14-Feb-05	682.44	24.2234	29.0397	1154	-60	548
ORL12	03-Feb-05	14-Feb-05	400.26	24.2158	29.0469	1159	-90	472
ORL13	16-Feb-05	18-Feb-05	120.26	24.2151	29.0481	1156	-90	126
ORL14	19-Feb-05	22-Feb-05	220.97	24.2136	29.0486	1159	-90	166
ORL15	23-Feb-05	03-Mar-05	483.22	24.2136	29.0486	1110	-45	565
ORL16	04-Mar-05	09-Mar-05	141.01	24.2152	29.0482	1148	-45	157
ORL17	09-Mar-05	16-Mar-05	336.1	24.2185	29.0461	1164	-45	396
ORL18	17-Mar-05	29-Mar-05	300.01	24.2166	29.0487	1066	-45	323
	TOTAL METRES		7433.40					8188

The layering of the mafic rocks on War Springs is dipping 65° to the west. The inclined boreholes were collared at 45° to the east in most cases to intersect the westerly-dipping mineralised zone at approximately 90 degrees. Variation between sample length and true thickness is in most holes insignificant. The continuity of the three mineralised reefs is discussed in Item 11 and Item 12 above. A table containing detailed mineralised intersections are presented in Appendix 1 at the end of this report. The sampling procedures followed are presented in Item 14 below.

ITEM 14: SAMPLING METHODS AND APPROACH

Sampling and assay quality control procedures on all projects have been established by Consulting Geochemist, Dr. Barry Smee (P.Eng). These were documented in company manuals and the key points are summarised below.

14a Sampling Method

Soil surveys were carried out using PTM (RSA) approved equipment with known trace metal content to reduce or at least allow quantification of possible contaminates during the sampling programme. These include standardised breaking bars, shovels, plastic and paper bags and marking pens and two part sample tag books.

Soil samples were collected in paper (Kraft) bags. These bags are specifically constructed to be the proper size for a standard soil sample and they allow the samples to dry out without them being removed from the bag and exposed to contamination or tampering.

Quality Control procedures for the program included insertion of QC samples into the sequential sample stream at the rate of one blank in every fifteen samples, one duplicate in every fifteen samples and one standard in every fifteen samples. The appropriate tags in the sequential book were pre marked blank, standard or duplicate to assist the field staff.

The sampling grid was laid out using a GPS for base stations and then using a tape and compass for greater accuracy while measuring the grid. Samples were taken from a hole in the range of 25-40 cm deep, depending on the nature of the soils encountered. The sides of the hole were cleaned to allow recognition of the soil horizons and the sample was taken preferentially from the side of the hole from the

B horizon which typically has the best concentration of base and precious metals. Gravel and organic material was removed using a small field sieve and discarded.

PTM (RSA) used a three tag book for core sampling (one tag remains in the book, one for the core tray and one for the sample bag) to prevent sampling errors. Core was marked by the geologist using company standard crayon pencils to avoid possible contamination. Core was split using a diamond saw core-cutter machine. The left half was sealed in sample bags and the right half returned to the core box. During the sample layout process the project geologist inserted into the sequential sample stream one blank in every fifteen samples, one duplicate in every fifteen samples and one standard in every fifteen samples. These were recorded in the hand written log along with the blank used, sample duplicated and standard used.

Sample data was transcribed daily into the PTM (RSA) Excel spreadsheets for the project. See Item 12a for a detailed discussion on spacing, density and size of area sampled.

14b Accuracy and reliability of results

Recovery of core is in general lower nearer to surface within the weathered rock zone. Care was taken during sampling within these areas to collect sufficient volumes of material for analytical work. Core sampling was restricted to 1 metre length samples through most of the Phase 1 drilling program. Each borehole was completely sampled from surface to end of hole depths. Quality control measures were strictly adhered to (see Items 15 and 16).

14c Sample Quality

The core was sampled and orientated according to company regulations as set out in Item 14a above. Sampling bias is limited by splitting the core and only selecting the top halve of core each time for sampling. This is done after the core has been orientated and measured within the core box.

14d Sampling Interval

The mineralisation was found to comply with the Platreef-type of mineralisation described further northwards on the Northern Limb. The average width of the

Platreef range from 50 to 200 metres elsewhere on the Northern Limb and it was therefore decided to sample the boreholes completely at 1 metre intervals in an attempt to cover all possible areas of interest. High-grade areas were submitted to a second laboratory for confirmation purposes.

14e Mineralised Intersections

Appendix 1 contains a detailed list of mineralised intersections with individual sample numbers as well as sample composites with true widths.

ITEM 15: SAMPLE PREPARATION, ANALYSES AND SECURITY

15a Security – Chain of custody

Samples are subject to a chain of custody which is tracked at all times. Samples are not removed from their secured storage location without a chain of custody form being completed to track the movement of the samples and persons responsible for the security of the samples during the movement. Ultimate responsibility for the safe and timely delivery of the samples to the chosen analytical facility rests with the Project Geologist and samples are not transported in any manner without his written permission.

When samples are prepared for shipment to the analytical facility the following steps are followed:

  Samples are sequenced within their secure storage area and the sample sequences examined to determine if any samples are out of order or missing.

  The sample sequences and numbers shipped are recorded both on the chain of custody form and on the analytical request form.

  The samples are then placed, in sequential order, into securable shipping containers. (numbers of the samples enclosed on the outside of the container with, the shipment, waybill or order number and the number of containers included in the shipment (e.g. J88899 – J88999, OR04-2, Box 1 of 12).

  The Chain of Custody form and Analytical Request Sheet are completed, signed and dated by the Project Geologist before the samples are removed from secured storage – a copy of the analytical request sheet and Chain of Custody form are kept on site by the Project Geologist.

  Once the above is completed and the sample shipping containers sealed, the samples may be removed from the secured area The method by which the sample shipment containers have been secured must be recorded on the Chain of Custody form so that the recipient can inspect for tampering of the shipment.

During the transportation process between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the Supervising and Project Geologist to ensure safe transportation of the samples to the analytical facility and to ensure that the samples are, if necessary, outside the custody of PTM (RSA) contractors or personnel for as little time as possible. Under ideal conditions the samples are transported to the analytical facility by personnel employed by PTM (RSA). In all cases the original Chain of Custody form accompanies the samples to their final destination.

The Supervising Geologist must make sure that the chosen analytical facility is aware of PTM (RSA)’s requirements, i.e. that it signs for an inspection for evidence of possible contamination or tampering of each and every sample shipment it receives from PTM (RSA). A photocopy of the Chain of Custody form, signed and dated by an official of the analytical facility is to be faxed to PTM (RSA)’s offices in Johannesburg. The original signed letter is to be returned to PTM (RSA) along with the signed analytical certificate.

If the analytical facility suspects that the sample shipment has been tampered with, they have instructions to contact the Supervising Geologist immediately. An employee of PTM (RSA) will then examine the sample shipment and confirm it’s integrity prior to the initiation of the analytical process.

If upon inspection, the Supervising Geologist has any suspicions whatsoever that the sample shipment may have been tampered with or otherwise compromised, he/she immediately notifies PTM (RSA) Management of his/her suspicions in writing and decide with the input of management, on action. In most cases analyses may still be done although the data must be treated, until proven otherwise, as suspect and is not suitable as the basis for an outside release until its validity is proven via additional sampling and QC checks.

Should evidence or suspicions of tampering/contamination be uncovered, PTM (RSA) will immediately commence with a complete security review of its operating procedures to be conducted by an independent third party with the report to be delivered directly and solely to the directors of PTM (RSA) for their consideration and drafting of an action plan. All in-country exploration activities will be immediately suspended until this review is complete and has been reviewed by the directors of the company and acted upon.

15b Sample Preparation

Sample preparation is done by the Setpoint facility at Mokopane. Samples are received, verified, checked for moisture and dried (if necessary). The samples are then weighed and results reported. The samples are then crushed by a Jaw Crusher after which they are split by either Roller Splitting or Riffler Splitting. Then the samples are milled to 90% < 75 ƒÊm, per 2 kg unit, utilising an LM5 pulverisor. The samples are then bagged and dispatched back to the client.

Samples were analyzed for Au (ppb), Pt (ppb) and Pd (ppb) by standard 25g Lead fire assay with an ICP-MS (Inductively Coupled Plasma Mass Spectrometry) finish and for base metal elements by multi (four) acid digestion in Teflon test tubes and AAS (Flame Atomic Absorption Spectrometry) for Cu (1ppm), Ni (2ppm), Co (1ppm) and Cr (5ppm). The samples were assayed at Genalysis Laboratories Services Pty Ltd in Perth Australia or Anglo Research Laboratories.

15c Quality Control Measures

Genealysis Laboratories follows a strict quality control protocol. Standards and blanks are inserted in assay batches randomly, at least one for every 25th sample. Every 25th sample is digested and analysed in duplicate. Up to 6% of all samples are selected for repeat analyses once first pass data is available. All QA/QC data is reported. Sample pulps are returned to the issuer.

15d Adequacy of sampling

All sampling procedures were investigated and found to be of a high standard.

ITEM 16: DATA VERIFICATION

PTM (RSA) employs a rigorous quality control program which includes insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted analytical facilities:

16a Quality Control Measures and Data Verification Procedures

Blanks – The insertion of blanks provides an important check on the lab practices and the baseline calibration of lab instrumentation. Blanks consist of one half or one quarter drill core collected from a known interval devoid of Pt, Pd, Cu, Ni mineralisation. Typically this will be a basement or cover lithology previously tested. The blank being used is always noted to track it’s behaviour and trace metal content (i.e. Tweespalk TW-04-1 granite). Typically the first blank is sample number five in a given hole

Duplicates – The insertion of duplicates tracks the reproducibility of sample results. Typically quartered core is submitted for both samples. The two samples receive sequential numbers. Notation is made in the log as to which sample is being duplicated. Typically the first sample duplicated is sample number ten in a given hole.

Standards – Certified reference standards are inserted to check the accuracy of the analytical results. Generally the standards are inserted in place of the fifteenth sample in the sample sequence. The standard used is recorded in the drill log but there is never any obvious indication to the lab of which standard has been inserted. Standards are supplied by the company and as they are the sole method of tracking the accuracy of the analytical data they are to be stored in sealed containers and considerable care is to be taken to ensure they are not contaminated in any manner (ie stored in dusty environment, placed in less than pristine sample bag, sprayed by core saw, etc.).

Monitoring the quality control of the analytical data is the responsibility of the Supervising Geologist.

16b Data Verification

The quality control measures implemented by PTM (RSA) (Pty) Ltd adhere to Canadian Securities Regulation NI 43-101. CND Certified Reference Material is used for the PGMS-1 to 6 standards. Geological blanks and field duplicate samples are also inserted at regular intervals into the sampling stream (every 5th sample is either a standard, blank or duplicate). In addition to this, the sample preparation facility routinely inserts Preparation Duplicate Samples (usually 1 in 25 samples) as well as Pulp Duplicate Samples (between 1 in 5 to 1 in 20 samples). Furthermore, a Chain of Custody form is completed for each batch submitted to the laboratory.

16c Quality Control

All sample data including depth, borehole, sample type, sample number, batch number laboratories and the assay results are stored in an Excel Spreadsheet from which the QC graphs are generated.

Two Standard Deviation Graphs (indicated by the blue lines) plotted for the different CDN PGMS standards utilized during the project are presented at the end of this report (Appendix 3). Standard sample points that plot outside of the 2SD lines are failed and that furnace load will be re-assayed (including the standards and field samples on either side of the failed sample). Assay data received so far for the War Springs boreholes utilized CDN PGMS-2 to CDN PGMS-6 standards. The graphs exhibit some samples falling outside of the 2SD lines on the various plots. Only two failed standard samples (V2691 and V2672) occur within mineralised intersections which may have a material effect on the resource calculations (Table 3). Both these standards are failed on Pd-values which occur below the -2SD line on the graph. However, several other standards fall outside the 2SD lines for the different elements assayed. Of importance is the fact that all of these samples fall outside mineralised intersections identified during the Phase 1 drilling. All these failed standards including their effected furnace loads have been labeled to be re-assayed. All re-assay results are still pending.

The applicability of the CDN PGMS standards to the Platreef need however be questioned. With this in mind, PTM (RSA) has aquired a new standard specifically made for the “Platreef” of the Northern Limb of the BIC. Standard AMIS 0001 (African Mineral Standards) has been utilized with the 2005 soil sampling project.

The graphs in Appendix 3 include assay results from boreholes ORL-1 to ORL-18.

Table 3: War Springs – Standards Failed within Mineralised Intersections

Comment	From (m)	To (m)	BH	Sam Type	Std Make	Sam No	Batch No.	Prep. Lab.	Assay Lab.	Pt	Pd	Au	Co	Cr	Cu	Ni
mineralised intersect		109	ORL9	STD	CDN5	V2691	COW/19/11/04	Setpoint RSA	Gen Aus	1.19	5.224	0.184	50	599	485	1401
mineralised intersect		93	ORL9	STD	CDN5	V2672	COW/19/11/04	Setpoint RSA	Gen Aus	1.140	5.260	0.173	49	597	449	1457

									Certificate data-CDN Labs
									average	1.24	5.76
									2SD	± 0.11	± 0.30
									Mean +2SD	1.35	6.06
									Mean -2SD	1.13	5.46

ITEM 17: ADJACENT PROPERTIES

17a Platinum Mines and Projects on the Northern Bushveld

Surface and underground exploration has been undertaken intermittently on the Northern Limb since 1925. Small-scale surface and underground mining took place on the much mineralised portion stretching for 30 km to the north of Potgietersrus. After the initial discovery rush a treatment plant was erected but activity ceased after a slump in the platinum market in 1930.

The Platreef, which was not well understood, was relatively ignored during the rapid expansion of the industry that took place in the Rustenburg area in the mid-1960’s. Some exploration however took place. Chrome Corporation, Rand Mines, Mining Corporation and Rustenburg Platinum Mines are all recorded as having undertaken exploration on the Northern Limb between 1969 and 1981. A poor understanding of the Platreef hindered work and it seems likely the true Platreef was either not drilled or not identified and therefore the drilling failed to properly evaluate the potential of the properties.

In 1976 JCI Limited operating through Rustenburg Platinum Mines (RPM) commenced drilling along much of the strike length of the Platreef, starting a full feasibility study on what became PPL Mine in 1979. The initial evaluation indicated

an opencast orebody of 59.8 million tonnes containing 3.64 g/t PGM, 0.13% Cu and 0.24% Ni. RPM and Lebowa Platinum became a part of the Anglo Platinum. The increase in platinum prices in the 1990’s and the success of PPL led to a second mineral rights scramble led by junior companies, often in Joint Ventures with the original mineral rights owners (Anglo Platinum, Impala, Randgold) who were generally prioritising their exploration expenditure elsewhere to protect their rights on more valuable properties.

Mineral rights over the entire strike length of the outcrop of the Platreef in the Northern Limb of the BIC have all been taken up and exploration licences issued or applied for. Anglo Platinum is currently opencast mining Platreef at their PPL operation. Pan Palladium (PPD), Anooraq, African Minerals (AML), Southern Era, Falconbridge, Caledonia, Thabex as well as PTM (RSA) are currently undertaking exploration on the Platreef for nickel as well as platinum group metals.

17b Anglo Platinum (Annual Report 2004)

Anglo Platinum operates the Potgietersrust Platinum Limited (PPL) mine exploiting the Platreef in the Northern Limb. The decision to commence with open pit min was made in September 1990 after a feasibility and review period that lasted from 1979. Production commenced in 1993 at a rate of 200 000 tonnes per month. In the original press release mining grades were quoted at 8.5 g/t 4E plus 0.37% Ni and 0.2% Cu over a width of 4 metres at a dip between 50º and 55º. Proved mineral reserves quoted in 2002 totalled 45.4 million tonnes of Platreef at a grade of 3.29 g/t 4E (Pt, Pd, Rh plus Au) with probable mineral reserves of 286.71 million tonnes of Platreef at a grade of 2.57 g/t 4E.

Production in 2002 from 39 672 000 tonnes mined totalled 165 300 oz of platinum, 159 000 oz of palladium, 12 100 oz of rhodium, 17 100 oz of gold, 3 400 tonnes of nickel and 1 900 tonnes of copper.

The geology of the main area being exploited by PPL shows that the Platreef extends over 18.2 km’s with an average dip of 43 degrees towards the SW. The Platreef has been subdivided stratigraphically on texture and mineralogy into the lower A Reef, central B Reef and an upper C Reef (White, 1994). All the mineralised rocks contain varying amounts of either large, predominantly dolomitic xenoliths or masses of small metasedimentary inclusions. Areas of rich mineralisation occur as elongate pods along strike.

The original ore body at Sandsloot is being mined by open pit methods. Further pits are planned at Overysel, Zwartfontein and Tweefontein. In 1998 the stripping ratio was 5.52:1. A cut off grade of 2.5 g/t 4E is applied. The original Platreef thickness in the area was given as 4 metres, however Vermaak and van der Merwe (1999) quoted thickness and grades calculated from published drilling per farm as follows (from north to south):

Platreef characteristics at PPL:
Farm	Strike (m)	Dip (degrees)	Thickness (m)	Grade (4E)
Overyzel	5000	40	64.51	3.59
Zwartfontein	4000	47	53.60	3.66
Vaalkop	3900	45	16.40	7.47
Tweefontein	8900	47	9.00	5.45

17c Ivanhoe Nickel and Platinum Ltd (African Minerals Ltd).

Ivanhoe Nickel (African Minerals) control a strike length of seven kilometres of prospective Platreef on the farms Turfspruit, Macalacaskop and Rietfontein (the latter in JV with Anooraq), situated to the north of the War Springs property (Diagram 1). Exploration by African Minerals commenced after the issue of prospecting permits in February 2000. Few details of African Minerals have been made available in press releases and interviews. It is a private company controlled by mine promoter Robert Friedland. Assets include properties in Congo and Zambia but the primary “asset” is the platinum, palladium and nickel exploration programme being undertaken on the previously mentioned farms on Northern Limb of the BIC. Much of the funding for African Minerals has come from institutional investors; the share price in the last financing implies a market value for the private company of $360 million (according to Vancouver based mining analyst Lawrence Rolston). The company is understood to be seeking a listing, probably in Toronto (Mineweb 2003/08/02).

The most recent and detailed information is from an interview given by Technical Administration vice-president Mark Whitehead to Engineering News/Mining Weekly (17 October 2003).

According to Whitehead African Minerals had drilled 174 000m, or 514 holes, by August 2003.

At the time of the interview the Whitehead said the company had spent R150 million on exploration and socio-economic projects in the region. During this time it had delineated a mineral deposit measuring 450 m in thickness, containing nickel, copper, platinum, palladium, gold, silver and cobalt. This is much thicker than found elsewhere, and is unusual it that it does not have the high chrome content that has hampered smelters fed by mines on the eastern and western limb of the Bushveld complex.

Whitehead reported that the company is examining the potential of creating a 40 000 t/d open pit operation initially, which would develop into a 125 000 t/d operation eventually. The life of mine for the entire operation would be 20 years.

17d Caledonia Mining Corporation Ltd (Annual Report 2004)

Caledonia’s 96% subsidiary Eersterling Gold Mining Company Limited acquired the rights in 2002 to explore and develop the mineral rights on the farm Rooipoort 46 KS from Anglo Platinum Mining Services (Figures 5 and 6). Rooipoort is to the south of and adjacent to War Springs and approximately 8 kilometres east of Mokopane. The property contains 6 km strike of previously unexplored BIC rocks. High-resolution airborne geophysics and down dip drilling were completed on the adjoining farms by Anglo Platinum/JCI and Falconbridge during the 1970’s. Caledonia commenced a 15 hole-drilling programme on 15 September 2003 to test the stratigraphy on the Rooipoort property. “Merensky”-like platinum mineralisation has been reported but assay results have not yet been released.

17e Validation Statement

The information in this section (Section 17) has been obtained from scientific literature, press releases and websites. It is all public domain information. The author has been unable to verify the information and it is not necessarily indicative of the mineralisation on the properties that are the subject of this technical report.

ITEM 18: MINERAL PROCESSING AND METALLURGICAL TESTING

Not Relevant as no metallurgical work has been done on the project area. However, 15kg each of the “C” and “B” – Reefs have recently been submitted for metallurgical testwork at SGS Lakefield laboratories during November 2005. Results are expected towards the end of November 2005.

ITEM 19: MINERAL RESOURCE ESTIMATES

19(a) Standard Reserve and Resource Reporting System

The author has complied with the SAMREC code of reporting of mineral resources and mineral reserves. The code allows for a resource or reserve to be upgraded (or downgraded) if, amongst others, economic, legal, environmental, permitting circumstances change. The author has allowed for a geological and geostatistical set of rules for the classification of either the resource or reserve. The methodology also relies on the structural and facies aspects of the geology to define the resource classification. The principals of the reserve and resource classification are consistent with the Inferred, Indicated and Measured resource classification and the Probable and Proved reserve classification.

19(b) Comment on Reserves and Resources Subsets

This particular report deals primarily with the Inferred Resources. The specific data distribution and geographic layout does not allow the inferred resource to qualify for any upgrade to higher confidence resource categories. The total resource is therefore within the Inferred Resource category and therefore has NO further subdivision or sub classifications

19(c) Comment on Indicated Resource Subset

The definition of the mineral resource is as defined in the SAMREC code and is in no manner or form duplicated and double accounted. The total resource is classified as an inferred resource and therefore has NO further subdivision or sub classifications

19(d) Relationship of the QP to the Issuer

The Qualified Person responsible for this report has no commercial or any other relationship with PTM (RSA) other than to compile and comment on the contents of this report.

19(e) Detailed Mineral Resource Tabulation

Three zones of mineralisation were identified within the succession of layered mafic rocks drilled on War Springs. They consist of an upper “C-Reef”, a middle “B-Reef” and a bottom “A-Reef” on the footwall contact with the Transvaal sediments (Diagrams 6.1 and 6.2).

The economic potential of these three mineralized zones will be dependent on the type of mining method. The three reef zones dip steeply at 68° to the northwest. Open cast mining of these steep dipping mineralized zones has therefore limited or no economic potential at current grades. Mining of these reefs will have to be considered as an underground operation. The B and C reefs are on average over 4m thick, whereas the A reef is on average only 1.56m thick. The 2PGE+Au grades from these three mineralized zones are on average 0.99 g/t. The 2PGE+Au grades on its own will have no real economic potential. However, the Nickel and Copper values are relatively high and in combination with the PGE’s and thicker mineralized zones will have economic potential. Thus, the primary mineral resource is the combined value of the Nickel and Copper with the PGE’s as secondary or by product.

Low-grade mineralisation is associated with the “A-Reef” immediately above the footwall contact with the Transvaal sediments. Economic reef thickness varies from 1 to 2.3 metres grading between 0.09 to 2.1 g/t 2PGE’s + Au. Ni and Cu averages at 0.08% Ni and 0.04% Cu. For both open cast and underground mining this reef has not enough metal content or the grades to have any economic potential. The A Reef was therefore excluded as a mineral resource.

From the interpolated block model a mineral resource was calculated for the B and C Reefs. Table 6 shows the tonnage and grade for each reef at a specific cut-off grade (Ni %). Both the B and C reefs are thicker than a minimum mining width and were therefore not diluted. Diagram 9 shows the grade tonnage curve for the different reefs at a Ni % cut-off.

Table 6: Inferred Mineral Resource

						Metal Content
	Cut-Off	Tonnage	Ni	Cu	2PGE+Au	Ni	Cu	2PGE+Au	2PGE+Au
	Ni%	t	%	%	g/t	t	t	g	Moz
B-REEF	0.00	14,158,971	0.18	0.16	0.82	26,155	22,214	11,585,557	0.372
	0.05	14,157,303	0.18	0.16	0.82	26,154	22,213	11,585,070	0.372
	0.08	14,001,011	0.19	0.16	0.82	26,048	22,156	11,526,055	0.371
	0.10	13,087,078	0.19	0.17	0.85	25,227	21,623	11,096,727	0.357
	0.15	8,770,814	0.23	0.20	0.96	19,749	17,609	8,457,189	0.272
	0.20	4,712,072	0.27	0.24	1.19	12,722	11,329	5,601,368	0.180
	0.25	2,406,134	0.32	0.29	1.56	7,594	6,922	3,762,663	0.121
C-REEF	0.00	18,909,978	0.08	0.07	1.22	14,714	12,946	23,030,393	0.740
	0.05	15,243,031	0.09	0.07	1.24	13,233	11,152	18,333,964	0.589
	0.08	8,617,361	0.11	0.08	1.28	9,100	7,004	10,723,933	0.345
	0.10	3,966,543	0.13	0.10	1.32	5,087	3,872	4,906,195	0.158
	0.15	669,313	0.18	0.14	1.43	1,185	904	831,463	0.027
	0.20	104,404	0.23	0.17	1.53	238	182	130,278	0.004
	0.25	16,352	0.28	0.21	1.64	46	35	20,499	0.001
TOTAL	0.00	33,068,948	0.12	0.11	1.05	40,869	35,159	34,615,950	1.113
	0.05	29,400,334	0.13	0.11	1.02	39,387	33,366	29,919,033	0.962
	0.08	22,618,372	0.16	0.13	0.98	35,148	29,160	22,249,988	0.715
	0.10	17,053,621	0.18	0.15	0.94	30,314	25,495	16,002,921	0.515
	0.15	9,440,127	0.22	0.20	0.98	20,934	18,513	9,288,653	0.299
	0.20	4,816,476	0.27	0.24	1.19	12,959	11,510	5,731,645	0.184
	0.25	2,422,486	0.32	0.29	1.56	7,639	6,957	3,783,162	0.122

(*Note: SG (Specific Gravity) of 3.15 was used in all tonnage calculations)

DIAGRAM 9: Grade Tonnage Curve for the B and C Reefs

Grade Tonnage Curve - B and C Reefs
Tonnage (t)
20,000,000
18,000,000
16,000,000
14,000,000
12,000,000
10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
0.00
0.05
0.08
0.10
0.15
0.20
0.25
Ni%
B Reef Tonnage (t)
C Reef Tonnage
B Reef Ni %
B Reef Cu%
C Reef Ni%
C Reef Cu%
B Reef - 2PGE+Au (g/t)
C Reef 2PGE+Au (g/t)

The results of the resource calculation performed during October 2005 have an Inferred Resource of 29.4 Mt at an average grade of 1.03 g/t 2PGE+Au and thus a metal content of 980 000 ounces for the B and C Reefs combined (optimized at a break-even GMV cut-off. The total Ni and Cu metal content for the two reefs combined is 39 492 tonnes Ni and 33 649 tonnes Cu.

19(f) Key Assumptions, Parameters and Methods of Resource Calculation:

A total of 18 boreholes were drilled in the area of interest (Refer to Table 7 and Diagram 4) of which only 8 boreholes intersected the A Reef, 11 boreholes intersected the B Reef and 7 boreholes intersected the C Reef. There were no deflections drilled.

Both the B and C reefs are on average more than 4m thick, whereas the A Reef is only 1.56m thick. The samples within the reef intersections have been composited on a 1m interval. The assay values reflect 2PGE+Au. Borehole co-ordinates, reef width, 2PGE+Au, Ni and Cu grades used in the resource estimation exercises are depicted in Table 7.

In the evaluation process the 2PGE+Au (g/t), Ni%, Cu% and channel width (cm) are used. The channel width refers to the corrected reef width. The values have been interpolated into a 3D block model. From the 3D reef wireframes a dip model was interpolated into the 3D block model. The interpolated dip parameter was used for channel width corrections.

No geological domains or facies have been delineated for the respective reefs. Each reef was treated as one geological domain.

Statistical Analysis

A statistical analysis was undertaken to develop an understanding of the characteristics and sample population distribution relationships. Descriptive statistics in the form of histograms (frequency distributions) and probability plots (evaluate the normality of the distribution of a variable) were thus used to develop an understanding of the statistical relationships. Skewness is a measure of the deviation of the distribution from symmetry (0 – no skewness). Kurtosis measures the "peakedness" of a distribution (3 – normal distribution).

Descriptive statistics for reefs A, B and C are summarised in Tables 8, 9, 10 and 11

Table 8: Descriptive statistics for 2PGE+Au (g/t) (1m composite)

Table 9: Descriptive statistics for Ni % (1m composite)

Table 10: Descriptive statistics for Cu % (1m composite)

Table 11: Descriptive Statistics for Reef Width

The B Reef is in all cases the better mineralized zone for the different metals. The A and C reefs show the same average grades with the difference that the A reef is only on average 1.56m thick whereas the C Reef is on average 6.4m thick. The 2PGE + Au (g/t) values have a higher variance than the Ni% and Cu%, as can be expected.

The histograms and normal probability plots are shown in Appendix 4. The two thicker reefs (B and C) show a possible mix of two populations. These two possible populations are most probably within the vertical profile and with more data it should be investigated and determined if specific zones can be delineated within each mineralized zone. The grade histograms show the expected data distributions for the different metals. The normal probability plots show no real outliers or anomalous values.

Table 12 shows the correlation matrices for the different metal relationships.

Table 12: Correlation matrices of the different metals within the reef zones.(1m composite data)

The correlation coefficients between the different metals are generally good except for the A Reef where the Pt, Pd and Au correlations are not as good as expected. This could be a function of the few 1m composite samples whereas the B and C reefs are thicker with more 1m composite samples. The Ni% and Cu% values do correlate well with the 2PGE+Au (g/t) values with most correlations above 90%.

No corrections were made to the data and the statistical analysis show the expected relationships for this type of mineralisation.

Variography

Variograms are a useful tool to investigate the spatial relationships of samples. Variograms for metal concentrations (2PGE+Au (g/t), Ni% and Cu%) were modelled. The log variogram and downhole variograms are used to assist in establishing the expected structures, ranges and nugget effect for the untransformed values in specific domains. Note that the untransformed variograms and not the log-variograms are used for the kriging.

No anisotrophy was found and therefore all variograms were modelled as omnidirectional. Table 13 summarises the variogram model parameters for the different domains.

Table 13: Variogram Parameters

Reef	Angle1	Angle2	Angle3	Axis1	Axis2	Axis3	Nugget percentage of Sill	Sill 1	Range1	Range2	Range3
							%		m	m	m
A	0	0	0	0	0	0	40.6	100	230	230	5
B	0	0	0	0	0	0	49.3	100	150	150	5
C	0	0	0	0	0	0	50.6	100	151	151	5
A	0	0	0	0	0	0	34.9	100	226	226	5
B	0	0	0	0	0	0	44.6	100	181	181	5
C	0	0	0	0	0	0	50.8	100	229	229	5
A	0	0	0	0	0	0	40.3	100	220	220	5
B	0	0	0	0	0	0	44.2	100	164	164	5
C	0	0	0	0	0	0	41.7	100	161	161	5

The average range of expected grade continuity is 190m with an average nugget of 44% of the sill or population variance. It is expected that these ranges will be different with more available data.

Grade Estimation

The 1m reef composite values (2PGM + Au (g/t), Ni% and Cu%) and channel width (cm) have been interpolated into a 3D block model. Both Simple Kriging (“SK”) and Ordinary Kriging (“OK”) techniques have been used. It has been shown that the SK technique is more efficient when limited data is available for the estimation process.

Detailed checks were done to validate kriging outputs including input data, kriged estimate and efficiency checks.

The simple kriging process uses a local or global mean as a weighting factor in the kriging process. For this exercise 300m x 300m blocks have been selected to calculate the local mean value for each block in respective domains. A minimum of 12 samples were required for a 300m x 300m block to be assigned a local mean value otherwise a domain global mean is assigned. The majority of the blocks used a global domain mean in the SK process with only a few blocks that used a local mean where there was enough data support.

The following parameters were used in the kriging process:

1.	1m composite data – 2PGE+Au (g/t), Ni%, Cu% and channel width (cm)
2.	100m x 100m x 50m block size
3.	discretisation 10 x 10 x 5 for each 100m x 100m x 50m block
4.	first search volume – 1000m
	a.	Minimum number of samples 4
	b.	Maximum number of samples 40
5.	interpolation methods – simple kriging and ordinary kriging
6.	Local and domain global mean values used in the simple kriging process.

Diagrams 10 to 18 show the interpolated 2PGE+Au (g/t), Ni%, Cu% and channel width plots for the respective reefs.

Post Processing

During early stages of projects the data is invariably on a relatively large grid. This grid is much larger than the block size of a selective mining interest, i.e. selective mining units (SMU). Efficient kriging estimates for SMU’s or of much larger block units will then be smoothed due to information effect or size of blocks. Any mine plan or cash flow calculations made on the basis of the smoothed kriged estimates will misrepresent the economic value of the project, i.e., the average grade above cut-off will be underestimated and the tonnage overestimated. Some form of post-processing is required to reflect the realistic tonnage grade estimates for respective cut-offs. Using the limited data available preliminary post-processed analysis has been done.

A selective mining unit (SMU) of 20m x 30m was selected with an expected future underground sampling configuration on a 20m x 20m grid. Information effects were calculated based on the SMU and the expected future production underground sampling configuration.

Within the parent blocks of 100m x 100m x 50m, the distribution of selective mining units has been estimated for various cut-offs. The latter has been estimated using lognormal distribution of SMUs within the large parent blocks – 100m x 100m x 1m (See Assibey-Bonsu and Krige, 1999). This technique for post-processing has been used based on the observed lognormal distribution of the underlying 2PGE + Au (g/t), Ni% and Cu% values in the project area (i.e. the indirect lognormal post-processing technique has been used for the change of support analysis).

For each parent block the grade, tonnage and metal concentrations above respective cut-offs (on the basis of the SMU’s) were translated into parcels to be used for economic consideration.

Grade tonnage curves were therefore calculated for each parent block. The following cut-offs were considered:

x	2PGE+Au (g/t)
	o	0.5, 0.8, 1.0, 1.2, 1.5 and 2.0 (g/t)

x	Ni%
	o	0.05, 0.075, 0.1, 0.15, 0.2 and 0.25
x	Cu%
	o	0.02, 0.04, 0.06, 0.08, 0.1 and 0.15

Diagrams 9 depict the grade tonnage curves (GTC) for the different reefs and metals.

A Specific Gravity (SG) of 3.15 was used for all the reef zones to calculate tonnages.

Resource Classification

The mineral resource classification is a function of the confidence of the whole process from drilling, sampling, geological understanding and geostatistical relationships. The following aspects or parameters were considered for resource classification:

1.	Sampling – Quality Assurance / Quality Control
	a.	Measured : high confidence, no problem areas
	b.	Indicated: high confidence, some problem areas with low risk
	c.	Inferred: some aspects might be of medium to high risk
2.	Geological Confidence
	a.	Measured: High confidence in the understanding of geological relationships, continuity of geological trends and sufficient data.
	b.	Indicated : Good understanding of geological relationships
	c.	Inferred : geological continuity not established
3.	Number of samples used to estimate a specific block
	a.	Measured: at least 4 boreholes within semi-variogram range and minimum of twenty 1m composited samples.
	b.	Indicated : at least 3 boreholes within semi-variogram range and a minimum of twelve 1m composite samples
	c.	Inferred : less than 3 borehole within the sem-variogram range
4.	Kriged variance
	a.	This is a relative parameter and is only an indication and used in conjunction with the other parameters.
5.	Distance to sample (semi-variogram range)
	a.	Measured : at least within 60% of semi – variogram range
	b.	Indicated : within semi-variogram range

c. Inferred : further than semi-variogram range
6.	Lower Confidence Limit (blocks)
	a.	Measured : < 20% from mean (80% confidence)
	b.	Indicated : 20% – 40% from mean (80% – 60% confidence)
	c.	Inferred : more than 40% (less than 60% confidence)
7.	Kriging Efficiency
	a.	Measured : > 40%
	b.	Indicated : 20 – 40%
	c.	Inferred : <20%
8.	Deviation from lower 90% confidence limit (data distribution within resource area considered for classification)
	a.	<10% deviation from the mean – measured resource
	b.	10 – 20% deviation from the mean - indicated resource
	c.	>20% deviation from the mean - inferred resource

Using the above criteria the current B and C Reefs in the delineated project area is classified as an Inferred Mineral Resource.

19(g) Description of Potential Impact of the Reserve and Resource Declaration with respect to Environmental, Permits, Legal, Title, Taxation, Socio-economic, Marketing and Political Issues

The intention of the report is to produce an Inferred Resource only. The confidence level is very low and thus the appropriate warning is hereby issued.

In this report, assumptions are made regarding the environmental conditions, permitting, legal and political issues and assumed, with limited research available, to be favourable.

19(h) Technical Parameters Effecting the Reserve and Resource Declaration which includes Mining, Metallurgy and Infrastructure

Technical parameters specific to a planar and tabular precious metal deposit are well understood and are referred to as the “flow of ore” parameters.

19(i) Rules Applicable to the Reserve and Resource Declaration (NI 43-101)

In terms of which this report is issued, only the inferred resources can be used. The specific 43-101 regulations pertaining to this declaration are as specified in Item 4.

19(j) Table showing the Quality, Quantity and Grade of the Multi-element Precious Metal Declaration

Refer to Appendix 1.

19(k) Metal Splits for the Multi-element Precious Metal Declaration

Refer to Appendix 1.

ITEM 20: OTHER RELEVANT DATA AND INFORMATION

20a Mineral Laws of the Republic of South Africa

The Republic of South Africa is currently revising its mineral laws and legislation. The new legislation was brought into effect in May 2004. The effect on the South African minerals industry and especially for the exploration sector, particularly to minerals ownership and mining title is profound. These changes have the effect of bringing mineral rights ownership more in line with international norms. They require detailed explanation. The primary objective of the reforms has been to convert the ownership of mineral rights to the State. Exploration in South Africa has been hugely hamstrung by an archaic system of private mineral rights ownership, where the ownership of the mineral rights could be separated from the ownership to the surface rights. This has allowed the sterilisation of ground by subdivisions, separations and retention of mineral rights in perpetuity by mining companies. These reforms also have the objective of expanding the opportunities for the historically disadvantaged peoples of South Africa and aims to allow them to acquire a direct benefit from the exploitation of the nation’s mineral resources.

The Mine Health and Safety Act of 1996 provide for protection of the health and safety of employees and other persons employed on mining operations. These Acts are administered by the Department of Minerals and Energy (DME).

20b Minerals Act of 1991

The main legislation currently pertaining to the mineral industry as far as the licensing of prospecting and mining activities is concerned is the Minerals Act No 50 of 1991.

This Act seeks to ensure that the State fulfils its responsibility towards the community in respect of the mineral industry, namely to regulate the prospecting and mining for minerals; and to regulate the orderly utilization and the rehabilitation of the surface of land during and after prospecting and mining operations. It also seeks to ensure security of tenure for mineral investors. In order for a mining company to conduct mineral exploration in South Africa the following are required:

• Ownership of the mineral rights, or alternatively, a prospecting contract or a mineral lease agreement concluded with the holder of the mineral rights. The prospecting contract or mineral lease agreement and the prospecting permit or mining authorisation are regarded by the mining industry as “rights” based on property law and the fact that it cannot be changed unilaterally is of significant importance to the mining industry as risk capital is involved.

• A prospecting permit, which is a “licence” to conduct prospecting and general exploration, or a mining authorisation, which is a “licence” to mine the deposit, both of which are issued by the DME

• An Environmental Management Programme (EMP) which must also be approved by the DME. The EMP spells out the obligation of the prospector or exploiter with respect to the environment and it recognises the fact that the management of the environment does not remain static during prospecting or mining operations, but that these operations need to be assessed on an ongoing basis in order to limit any damage to the environment which may be caused by prospecting or mining operations. The filing of an EMP is generally done at the same time as the filing of the application for a Prospecting Permit. No activities may commence before approval of the EMP, even if a permit or authorisation has been issued.

20c The Mineral and Petroleum Resources Development Act of 2002

20d Vision Statement by South African Government

“All the actions and commitments set out below are in the pursuit of a shared vision of a globally competitive mining industry that draws on the human and financial resources of all South Africa’s people and offers real benefits to all South Africans. The goal of the empowerment charter is to create an industry that will proudly reflect the promise of a non-racial South Africa.”

20e Objectives of the New Legislation

  Promote equitable access to the nation's mineral resources to all the people of South Africa;
  Substantially and meaningfully expand opportunities for Historically Disadvantaged South Africans (HDSA), including women, to enter the mining and minerals industry and to benefit from the exploitation of the nation's mineral resources;
  Utilise the existing skills base for the empowerment of HDSA's;
  Expand the skills base of HDSA's in order to serve the community;
  Promote employment and advance the social and economic welfare of mining communities and the major labour sending areas; and
  Promote beneficiation of South Africa's mineral commodities.

20f Highlights of Mineral and Petroleum Resources Development Act

  The new law transfers mineral rights from private to state custodianship and provides for an as yet unspecified royalty on mining operations;
  To achieve 15 percent HDSA ownership of the mining industry assets in 5 years and 26 percent HDSA ownership in 10 years;
  Companies must undertake to report on an annual basis their progress towards achieving their commitments;
  Mining companies must apply to transfer old order rights into new order mining rights, a process through which government will identify opportunities for HDSA companies. The Act obliges mining companies to apply for the conversion of their mining licences in five years; exploration permits have two years.

  A scorecard approach will be introduced to help government evaluate new license applications (refer to Item 20.2.4);
  Companies undertake to offer every employee the opportunity to become functionally literate and numerate by the year 2005;
  Companies agree to spell out their plans for employment equity at the management level. The stakeholders aspire to a baseline of 40 percent HDSA participation in management within 5 years;
  Stakeholders undertake to give HDSAs a preferred supplier status, where possible, in all three levels of procurement: capital goods, services and consumables;
  Mining companies agree to identify their current levels of beneficiation and indicate to what extent they can grow the baseline level of beneficiation;
  The industry agrees to assist HDSA companies in securing finance to fund participation in an amount of R100 billion within the first 5-years.
  Mining and exploration companies must be financially and technically competent.

20g The Mining Charter Scorecard

The scorecard is a mechanism that will be used to assess goals and progress on implementing transformation of the mining sector. This is designed to bring more flexibility in achieving the overall goals of the legislation. Under this new proposal, the details of which have not yet been finalized, mining companies can get credit for non- equity investments such as procurement, employment equity, training, beneficiation and worker saving plans. This means that control percentages do not necessarily need to be measured in terms of equity stakes alone.

20h Mineral and Petroleum Royalty Bill

Another bill that was scheduled to be to be passed in 2003 was the Mineral and Petroleum Royalty Bill, also referred to as the “Money Bill”. This was to include details such as what the royalty levels will be and whether a royalty would be levied against existing mining companies immediately or at some later date. It is currently subject to debate between the DME, the Department of Finance and Industry. The Royalty Bill is expected to be passed during 2005, but will only come into effect in 2009 to 2010.

20i Other Significant Legislation

Other significant South African legislation pertaining to mining is the Geoscience Act No 100 of 1993 that established a Council for Geoscience. The Councils purpose will be to which would provide for the promotion of research and the extension of knowledge in the field of geoscience. The Council for Geoscience (CGS) is one of the National Science Councils of South Africa and is the legal successor of the Geological Survey of South Africa, which was formed in 1912 by the amalgamation of 3 former Surveys.

The South African Council for Natural Scientific Professions was established by the Natural Scientific Professions Act, 1993 (Act 106 of 1993). Geologists registered by SACNASP can be considered as a “qualified person” under National Instrument 43-101.

20j Other Legal Issues

No material outstanding legal matters were brought to the author’s attention with respect to the PTM (RSA) exploration properties covered in this report other than as reported elsewhere.

ITEM 21: INTERPRETATION AND CONCLUSIONS

The BIC is the world’s largest layered mafic-ultramafic intrusive body and contains three main PGM rich reefs or horizons, the Merensky, UG2 Reefs and the Platreef. The Merensky and UG2 PGE reefs represent thin disseminated sulfide concentrations associated with cyclic layering in a complex cumulate sequence (Barnes 1999) and show remarkable continuity along strike and to depth. The vast majority of the production from these reefs is by underground mining from the Western and Eastern Sectors of the BIC.

The Platreef represents a different form of mineralisation (marginal Ni-Cu-PGE mineralisation) unique to the Northern Lobe of the Bushveld. It possibly represents a zone where the stratigraphic position of the Merensky Reef onlaps onto the intrusion floor (Barnes 1999). The Platreef is a vast resource of open pittable material and represents a significant component (about a third) of the current published Bushveld resource.Thick strataform disseminated sulfide concentrations, such as in the Uitkomst Complex, the Great Dyke and elsewhere; may represent additional exploration targets within the BIC.

Drilling by PTM (RSA) confirmed historical reports that PTM (RSA)’s properties are underlain by favourable geology. In addition to this, recent exploration success on adjacent properties to War Springs indicates that this property has significant potential to host a PGM deposit of the “Platreef style” of mineralsation.

Geological mapping by the South African Geological Survey has indicated the War Springs Property to be in part underlain by Rustenburg Layered Suite rocks of the BIC, including potentially rocks of the Critical Zone. The primary exploration target on the property is Platreef PGM mineralisation on a 5.2 kilometre strike length of BIC basement contact indicated on the property by previous mapping (Geological Survey).

PTM (RSA) appointed Global Geo Services (Pty) Ltd as an independent geological consultant to provide a preliminary resource calculation for the War Springs property. The results of the resource calculation performed during October 2005 has an Inferred Resource of 29.4 Mt at an average grade of 1.03 g/t 2PGE+Au and thus a metal content of 980 000 ounces for the B and C Reefs combined (optimized at a break-even GMV cut-off). The total Ni and Cu metal content for the two reefs combined is 39492 tonnes Ni and 33649 tonnes Cu.

The zone of economic interest on War Springs (Oorlogsfontein 45KS) was initially identified by surface geological mapping, soil geochemical sampling and aeromagnetic data interpretation techniques. This ~500m wide zone immediately down-dip of the footwall contact on Oorlogsfontein 45KS was traced from the Grass Valley area in the south further north onto War Springs by its distinctive linear aeromagnetic signature, which are correlated with the Critical Zone lithologies in this part of the northern limb. The top reef contact of this zone was further constrained by the discovery of prominent mottled anorthosite outcrop exposed immediately eastwards of large exposures of Main Zone norite and gabbronorite on War Springs. Mottled anorthosite is known to form the top of the Platreef north of Mokopane (Schürmann, 2004; Chunnett et al., 2004).

Exploration drilling within the zone of economic interest identified three mineralised zones (“A”-; “B”- and “C”-Reefs). The “C”-Reef occurs towards the top of the

“Critical Zone/Platreef” and is characterised by mineralised (predominantly) anorthositic lithologies. The “B”-Reef occurs towards the central portion of the package and is characterised by mineralised predominantly pyroxenitic (ultramafic) lithologies. The “A”-Reef is characterised by feldspathic pyroxenite with mineralised chromitite or chromite-rich lithologies. Noritic lithologies dominate in the areas between the mineralised reefs.

It was furthermore possible to correlate and constrain the lithological package as well as the mineralised reef zones along a strike distance of at least 1.5km. XRF geochemical data verified the geochemical affinity of the mineralised ultramafic rocks with that of the “Critical Zone/Platreef” Unfortunately, no geochemical discrimination parameter exists as yet to distinguish between the Platreef and the Critical Zone rocks of the northern limb of the BIC. The noritic and anorthositic lithologies towards the top of the intersected package exhibit chemical affinities comparable with that of the Main Zone.

Based on the thicknesses and variation in lithologies the basal part of the succession intersected on War Springs is more characteristic of the Critical Zone. Furthermore, the linear mostly undisturbed nature of the aeromagnetic units on War Springs is characteristic of the Critical Zone in the southern sector of the Northern Limb (Campbell, 2004). The presence of a continuous chromitite band found in all boreholes drilled through the footwall contact further strengthens the Critical Zone analogy.

ITEM 22: RECOMMENDATIONS

The following exploration program is recommended for PTM (RSA)’s War Springs Property. The objective of this program will be to trace the Platreef on surface and at depth further southwards following the soil geochemical and geophysical information obtained during the previous exploration phase. Soil geochemical anomalies indicate a zone of very high anomalous values near the footwall contact south of the Phase 1 drilling area. These anomalies are significantly higher than those tested during the Phase 1 drilling. The soil anomalies were recently investigated by a short program of trenching and test pit sampling. A total of 382 samples were taken and assay results will be utilized during the planning of the Phase 2 drill positions. The position of the “C”-reef have been positively identified by the trenching within the area south of the Phase 1 drilling positions.

Expected expenditure for the property for year 2005/2006 is summarised as follows:

War Springs: C$ 260 352.00

Objective: To test anomalous soil values south of the Phase 1 drilling area. This is envisaged to be done with one machine with planned intersections of the “B”- and “C”-Reefs separately within each borehole.

Total metres drilling = 2 400m. This drilling will be done by a qualified contractor

4 boreholes x 600m x 0-300m    C$ 70.00/m = C$  84 000.00
                              x 0-600m    C$ 90.00/m = C$ 108 000.00

TOTAL                                                         C$  192 000.00

This program will take 4 months to complete at a cost of ZAR1, 056 000.00.

SUMMARY OF COSTS

Drilling of the 4 planned boreholes will commence in November 2005.

ITEM 23: REFERENCES

Assibey-Bonsu W. and Krige D.G (1999). Use of Direct and Indirect Distributions of Selective Mining Units for estimation of Recoverable Resources/Reserves for new Mining Projects. Proc. APCOM 1999, Colorado, USA.

Buchanan, D.L., Nolan, J., Suddaby, P., Rouse, J.E., Viljoen, M.J., and Davenport,J.W.J., 1981, The genesis of sulfide mineralisation in a portion of the Potgietersrus Limb of the Bushveld Complex: Economic Geology., v. 76, p 568-579.

Cawthorn, R.C., Barton, J.M., Jr., and Viljoen, M.J., 1985, Interaction of floor rockswith the Platreef on Overysel, Potgietersrus, northern Transvaal: Economic Geology.,v. 80, p. 988-1006.

Campbell, G. and Johnson, S. 2004. Interpretation of high resolution aeromagnetic survey data over the War Springs prospect area, Potgietersrus south locality, Northern Province. Gap Geophysics report, JHB. 22pp.

Ehlers, D.L. and du Toit, M.C., 2002, Explanation of the Nylstroom Metallogenic Map Sheet 2428, Scale 1:250 000, Council for Geoscience.

Gain, S.B., and Mostert, A.B., 1982, The geological setting of the platinoid and basemetal sulfide mineralisation in the Platreef of the Bushveld Complex on Drenthe,north of Potgietersrus: Economic Geology., v.77, p 1395-1404.

Grobler, D.F., 2004, Various Technical in house Memos and Reports, PTM (RSA) (Pty) Limited.

Hulbert, L.J. 1983. A Petrological investigation of the Rustenburg layered suite and associated mineralisation south of Potgietersrus. Ph.D. thesis, Pretoria University, 511pp (unpubl.).

Hulbert, L. J. and Von Gruenewaldt, G, 1985, Economic Geology, No 4, Volume 80, pp 872-895

Kinnaird, J.A. 2004. An Overview of the Platreef. Geoscience Africa, Platreef Workshop – Mokopane 16-19 July 2004.

Sawkins, F.J. 1984. Metal Deposits in Relation to Plate Tectonics. Springer-Verlag, New York, 325pp.

Van der Merwe, M.J., 1976, The geology of the Basic and Ultramafic rocks of the Potgietersrus limb of the Bushveld Complex: Unpub. PhD. Thesis, University of the Witwatersrand, 176pp.

Van der Merwe, M.J., 1978, The layered sequence of the Potgietersrus limb of the Bushveld Complex: Economic Geology v. 71, p 1337-1351.

Vermaak, C.F. and Van der Merwe, M.J., 1999, The platimum mines and deposits of the Bushveld Complex, South Africa”. Council for Mineral Technology, Randburg,118p.

Visser, W.J.,2004, Various Technical in house Memos and Reports, PTM (RSA) (Pty) Limited.

Visser, W.J. 2005, Technical Report on the Tweespalk, WarSprings (Oorlogsfontein), Northern Limb Platinum Properties, PTM (RSA) (Pty) Limited.

ITEM 24: DATE

The date of this report is 10 November 2005

ITEM 25: ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES.

There is nothing to report for this Item in this early stage of exploration.

ITEM 26: ILLUSTRATIONS

The illustrations are appended as at the end of this report.

STATEMENT OF QUALIFICATIONS, INTERNAL QUALIFIED PERSON

I, Willem Jakobus Visser, PrSciNat., do hereby certify that:

1. I am currently employed as Exploration Manager by

   PTM (RSA) (Pty) Limited
   Sherwood House
   Greenacres Office Park
   Victory Park
   Johannesburg 2193
   South Africa

2. I graduated with the degree of BSc. Geology (Honours) from the University of Pretoria in 1998.

3. I am registered as a Geological Scientist (Pr Sci Nat) with the South African Council for Natural Scientific Professions (SACNASP), registration number 400279/04; and I am a member of the Geological Society of South Africa. SACNASP are recognised as Professional Associations by the Canadian Securities Administrators (CSA) for the purposes of filing Technical Reports under NI 43-101.

4. I have worked as a geologist, mineral resources manager for 15 years since my first graduation from my first university.

5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with professional associations (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of all sections of this report "Independent Technical Report on the Tweespalk and War Springs (Oorlogsfontein) Platinum Properties; North West Province and Limpopo Province, Republic of South Africa for Platinum Group Metals Ltd; dated this 4th day of March, 2005.

73